SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A free translation of the original version in Portuguese)

TAM S.A.

Interim Financial Information

At September 30, 2011 and

Review Report of Independent Auditors

Contents

Review Report of Independent Auditors	3
Balance sheet	5
Income statement	7
Statements fo comprehensive income	9
Statements of changes in equity	10
Statements of cash flows – indirect method	12
Statements of value added	14
Notes to the internal financial statements
1. General information	16
2. Basis of preparation and significant accounting policies	17
3. Adjustments applied retroative by to the period ínterim financial statements consolidated 4. Derivative financial instruments and hedging operations	19 20
5. Financial instruments
5.1. Financial risk management	21
5.2. Estimation and fair value hierarchy	32
5.3. Capital management	34
6. Financial instruments by category	35
7. Cash and cash equivalent	37
8. Trade accounts receivable - consolidated	38
9. Taxes recoverable	39
10. Related parties	40
11. Derivative financial instruments - consolidated	41
12. Financial assets – bank deposits	42
13. Investments	43
14. Property, plant and equipment – consolidated	46
15. Intangible assets – consolidated	48
16. Financial liabilities	49
16.1. Finance lease obligations	50
16.2. Senior notes	51
16.3. Borrowings	53
16.4. Debentures	44
17. Deferred income – consolidated	56
18. Refinanced taxes payable under Fiscal Recovery Program (REFIS)	56
19. Other liabilities – consolidated	58
20. Provisions - consolidated	58
21. Deferred income tax and social contribution	60
22. Share capital	65
23. Revenue	66
24. Costs and operating expenses by nature – consolidated	70
25. Employee benefits – consolidated	74
25.1. Share-based payment	74
26. Net finance result	79
27. Earnings per share – consolidated	79
28. Cash generated from operations	81
29. Commitments and contingencies	82
30. Segment reporting	85
31. Events occurring after the reporting period	90
Comments on performance	91

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

TAM S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TAM S.A., included in the Quarterly Information Form(ITR) for the quarter ended September 30, 2011, comprising the balance sheet as at that date and the statements of income and the comprehensive income for the quarter and nine month period then ended, and the statements of changes in equity and of cash flows for the nine month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with accounting standard CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively).  A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Conclusion on the consolidated

interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the Brazilian Securities Commission (CVM).

Other matters

Interim statements

of value added

We have also reviewed the parent company and consolidated interim statements of value added for the nine month period ended September 30, 2011, which are required to be presented in accordance with standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which does not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been properly prepared, in all material respects, in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, November 10, 2011

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Alberto de Sousa

 Contador CRC 1RJ 056561/O-0 "S" SP

TAM S.A.

Balance sheet – parent company

(In thousands of Reais)

	Note	September 30, 2011	December 31, 2010		Note	September 30, 2011	December 31, 2010
Assets		(Unaudited)		Liabilities		(Unaudited)

Current				Current
Cash and cash equivalent	7	30,317	113,913	Accounts payable		176	22
Financial assets at fair value through profit and loss	5.2	305,248	125,905	Financial assets	16	169,820	347,800
Accounts receivable			2,000	Salaries and social charges		4,154	2,848
Dividends receivable		140,125	141,103	Taxes, charges and contributions		12,527	12,036
Taxes recoverable		46,211	42,790	Dividends payable		864	152,046
Other current assets		367	343	Other current liabilities		685	19

		522,268	426,054			188,226	514,771

Non-current				Non-current
Deferred income tax and social contribution	21	30,465	15,531
Related parties	10	4,425	16,504	Provisions		98	30
Judicial deposits		515	174	Related parties	10	4,015
Investments in subsidiaries	13	1,593,875	2,478,464	Other non-current liabilities			13
Property, plant and equipment		61
						4,113	43
		1,629,341	2,510,673
				Total liabilities		192,339	514,814

				Equity
				Capital and reserves
				Share capital	22	819,892	819,892
				Capital reserve		137,627	120,605
				Profit reserve		863,718	895,592
				Carrying value adjustment		567,492	585,824
				Accumulated losses		(429,459)

						1,959,270	2,421,913

Total assets		2,151,609	2,936,727	Total liabilities and equity		2,151,609	2,936,727

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Balance sheet - consolidated

(In thousands of Reais)

	Note	September 30, 2011	December 31, 2010		Note	September 30, 2011	December 31, 2010
Assets		(Unaudited)		Liabilities		(Unaudited)
Current				Current
Cash and cash equivalent	7	515,042	1,012,220	Accounts payable		486,773	522,364
Financial assets at fair value through profit and loss	5.2	1,388,991	1,407,698	Financial liabilities	16	1,865,484	1,572,093
Accounts receivable	8	1,967,392	1,556,781	Salaries and social charges		514,986	466,831
Inventories		219,776	198,760	Deferred income	17	1,650,617	1,801,181
Taxes recoverable	9	605,372	57,557	Taxes, charges and contributions		376,284	285,037
Income tax and social contribution recoverable			18,424	Income tax and social contribution payable		4,710	14,339
Prepaid expenses		124,507	162,788	Dividends payable		864	152,293
Deriviative financial instruments	11	27,437	9,895	Derivative financial instruments	11	86,548	20,574
Other current receivable		85,879	81,234	Refinanced taxes payable under Fiscal Recovery Program	18	47,940	23,152
				Other current liabilities	19	162,740	135,658
		4,934,396	4,505,357
						5,196,946	4,993,522
Non-current				Non-current
Restrict cash		61,060	98,305	Financial liabilities	16	7,119,476	5,786,848
Financial assets – securities issued by Banks	12	160,572	50,280	Derivative financial instruments	11	79,485	15,286
Deferred income tax and social contribution	21	34,270		Deferred income	17	44,492	66,420
Deposits in guarantee		55,134	51,778	Provisions	20	246,531	204,271
Prepaid aircraft maintenance		543,479	410,306	Refinanced taxes payable under Fiscal Recovery Program	18	425,600	416,675
Other non-current assets		26,115	20,595	Deferred income tax and social contribution	21		111,178
Derivatives financial instruments	11	6,699	6,568	Other non-current liabilities	19	407,357	237,472
Property, plant and equipment	14	9,123,016	8,711,850
Intangible assets	15	605,677	604,024			8,322,941	6,838,150

		10,616,022	9,953,706	Total liabilities		13,519,887	11,831,672

				Equity
				Share capital	22	819,892	819,892
				Capital reserve		137,627	120,605
				Profit reserve		863,718	895,592
				Carrying value adjustment		567,492	585,824
				Accumulated losses		(429,459)
						1,959,270	2,421,913
				Non-controlling interest		71,261	205,478
				Total equity		2,030,531	2,627,391

Total assets		15,550,418	14,459,063	Total liabilities and equity		15,550,418	14,459,063

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Income statement (Unaudited)

Three and nine months periods ended September 30, 2011 and 2010

(In thousand of Reais)

		Parent company
			Quarter ended	Nine months ended
	Note	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Cost and operating expenses		(8,138)	(4,558)	(28,644)	(7,613)
Equity share of results of investees	13 (a)	(616,156)	741,935	(401,572)	491,197

Operating profit / (loss)		(624,294)	737,377	(430,216)	483,584

Finance income	26	12,200	8,475	21,699	26,967
Finance expense	26	(8,838)	(12,041)	(36,983)	(34,971)

Profit / (loss) before income tax and social contribution		(620,932)	733,811	(445,500)	475,580

Income tax and social contribution	21 (a)	1,194	(320)	14,934	11,764

Profit / (loss) for the period		(619,738)	733,491	(430,566)	487,344

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Income statement (Unaudited)

Three and nine months periods ended September 30, 2011 and 2010

(In thousand of Reais)

					Consolidated
			Quarter ended	Nine months ended
	Note	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
			(Adjusted(*))		(Adjusted(*))
Revenue	23	3,319,451	2,938,800	9,415,191	8,154,092
Cost and operating expenses	24	(2,766,116)	(2,258,209)	(8,736,061)	(7,395,288)

Operating profit before movements in fair value of fuel derivatives		553,335	680,591	679,130	758,804

Movements in fair value of fuel derivatives		(93,350)	12,735	(50,434)	(33,852)

Operating profit		459,985	693,326	628,696	724,952

Finance income	26	554,654	652,185	1,607,841	1,521,569
Finance expense	26	(1,823,754)	(207,386)	(2,619,797)	(1,414,801)
Derivatives designated as cash flow hedge	26	(19,347)		(19,347)

Profit / (loss) before income tax and social contribution		(828,462)	1,138,125	(402,607)	831,720

Income tax and social contribution	21 (a)	222,306	(392,664)	26,310	(324,495)

Profit / (loss) for the period		(606,156)	745,461	(376,297)	507,225

Attributable to
Equity shareholders of TAM S.A.		(619,738)	733,491	(430,566)	487,344
Non-controlling interest		13,582	11,970	54,269	19,881

Earnings per share (common and preferred) – in R$
Basic	27	(3,97)	4,88	(2,76)	3,24
Diluted	27	(3,97)	4,87	(2,76)	3,24

The accompanying notes are an integral part of these interim financial statements.

(*) See note 3.

TAM S.A.

Statements of comprehensive income (Unaudited)

Three and nine months periods ended September 30, 2011 and 2010

(In thousand of Reais)

			Parent company
	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Profit / (loss) for the period	(619,738)	733,491	(430,566)	487,344

Other comprehensive income
Currency translation gains / (losses) on foreign operations	1,241	(1,369)	2,699
Derivatives designated as hedge	(19,924)		(19,924)

Other comprehensive income / (loss) for the period	(18,683)	(1,369)	(17,225)

Total of comprehensive income / (loss) for the period	(638,421)	732,122	(447,791)	487,344

			Consolidated
	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Adjusted(*))		(Adjusted(*))
Profit / (loss) for the period	(606,156)	745,461	(376,297)	507,225

Other comprehensive income
Currency translation gains / (losses) on foreign operations	1,308	(1,369)	2,843	(2)
Cash flow hedge, net of tax	(27,230)		(27,230)

Other comprehensive income / (loss) for the period	(25,922)	(1,369)	(24,387)	(2)

Total of comprehensive income / (loss) for the period	(632,078)	744,092	(400,684)	507,223

Attributable to
Equity shareholders of TAM S.A.	(638,421)	732,122	(447,791)	487.342
Non-controlling interest	6,343	11,970	47,107	19,881

The accompanying notes are an integral part of these interim financial statements.

	Attributable to equity shareholders of TAM
	Capital	Capital reserve	Profit reserve	Revaluation reserve	Carrying value adjustment	Accumulated deficit	Total	Non-controlling interest	Total

At January 1, 2010 – As originally presented	675,497	99,244	49,134	116,504	(16,796)	(428,577)	495,006	3,408	498,414

Changes of accounting practices – Note 3			353,007	(116,504)	130,542	428,577	795,622		795,622

At January 1, 2010 - Adjusted	675,497	99,244	402,141		113,746		1,290,628	3,408	1,294,036

Profit for the period						487,344	487,344	19,881	507,225
Other comprehensive income
Foreign exchange gain on foreign operations, net of tax						(2)	(2)		(2)

Total of comprehensive loss						487,342	487,342	19,881	507,223

Transactions with owners

Advance for future capital increase		144,407					144,407		144,407
Realization of revaluation reserve					(8,954)	8,954
Dividends of Multiplus paid to non-controlling interests								(7,790)	(7,790)
Dividends of Mercosur paid to non-controlling interests								(1,288)	(1,288)
Stock option plan		11,588					11,588		11,588
Sale of treasury shares		5,062				(1,909)	3,153		3,153
Transfer to non-controlling shareholders: Effect on equity of the issuance and sale of new shares of Multiplus S.A.					489,115		489,115	179,947	669,062

Total of transactions with owners		161,057			480,161	7,045	648,263	170,869	819,132

At Septembre 30, 2010	675,497	260,301	402,141		593,907	494,387	2,426,233	194,158	2,620,391

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of changes in equity (Unaudited)

Period ended September 30, 2011 and 2010

(In thousand of Reais)

	Attributable to equity shareholders of TAM
	Capital	Capital reserve	Profit reserve	Carrying value adjustment	Retained earnings / (Accumulated deficit)	Total	Non-controlling interest	Total

At January 1, 2011	819,892	120,605	895,592	585,824		2,421,913	205,478	2,627,391

Loss for the period					(430,566)	(430,566)	54,269	(376,297)
Other comprehensive income
Foreign exchange loss on foreign operations, net of tax				2,699		2,699	144	2,843
Cash flow hedge, ney of tax				(19,924)		(19,924)	(7,306)	(27,230)

Total of comprehensive income				(17,225)	(430,566)	(447,791)	47,107	(400,684)

Transactions with owners
Capital reduction of Multiplus – Cash paid to non-controlling interests							(160,984)	(160,984)
Realization of revaluation reserve				(1,107)	1,107
Dividends by TAM			(30,277)			(30,277)		(30,277)
Dividends of Multiplus paid to non-controlling interests							(22,023)	(22,023)
Dividends of Mercosur paid to non-controlling interests							(315)	(315)
Stock option plan		12,201				12,201	1,998	14,199
Sale of treasury shares		4,821	(1,597)			3,224		3,224

Total of transactions with owners		17,022	(31,874)	(1,107)	1,107	(14,852)	(181,324)	(196,176)

At September 30, 2011	819,892	137,627	863,718	567,492	(429,459)	1,959,270	71,261	2,030,531

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of chash flows (Unaudited)

Nine months periods ended September 30, 2011 and 2010

(In thousand of Reais)

		Parent company
	Note	September 30, 2011	September 30, 20110

Cash generated from (used in) operating activities	28	(204,793)	105,656
Interest paid		(37,920)	(45,406)

Net cash generated from (used in) operating activities		(242,713)	60,250

Cash flow from investing activities
Capital reduction of Multiplus		439,030
Investments in subsidiaries – Pantanal			(10,000)
Investments in restricted cash		65,047

Purchases of property, plant and equipment		(58)

Net cash generated from investing activities		504,019	(10,000)

Cash flow from financing activities
Sale of treasury shares		3,224	3,056
Dividends and interest on own capital paid	22 (e)	(181,460)	(233,325)
Dividends received			261,673
Debentures		(166,666)	(166,666)
Advanced for future capital increase			72,964

Net cash used in financing activities		(344,902)	(62,298)

Net decrease in cash and cash equivalents		(83,596)	(12,048)

Cash and cash equivalents at the beginning of the year		113,913	131,952

Cash and cash equivalents at the end of the p eriod / year		30,317	119,904

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of chash flows (Unaudited)

Nine months periods ended September 30, 2011 and 2010

(In thousand of Reais)

		Consolidated
	Note	September 30, 2011	September 30, 2010

Cash generated from operating activities	28	447,914	668,927
Taxes paid		(87,691)	(26,719)
Interest paid		(270,030)	(232,397)

Net cash generated from operating activities		90,193	409,811

Cash flow from investing activities
Capital reduction of Multiplus – cash paid to non-controlling interests		(160,984)
Restricted cash withdrawal
Investment in restricted cash		37,245	(29,781)
Cash paid on acquisition of Pantanal, net of cash acquired			(9,044)
Proceeds from sale of property, plant and equipment (PPE)		2,704	23,322
Purchases of property, plant and equipment		(85,705)	(99,626)
Purchases of intangible assets		(48,962)	(96,009)
Purchases of assets of TAM Milor including TAM Brands			(98,434)
Deposits in guarantee
Reimbursements		8,119	18,438
Deposits made		(6,721)	(9,222)
Pre delivery payment
Reimbursements	14	109,047	112,493
Payments	14	(354,450)	(132,296)

Net cash used in investing activities		(499,707)	(320,159)

Cash flow from financing activities
(Repurchase) / Sale of treasury		3,224	2,357
Net cash received in a public offering of shares of Multiplus			657,048
Cash proceeds from issuance of shares in connection with acquisition of assets of TAM Milor			72,963
Dividends and interest on capital paid to non-controlling shareholders of Multiplus		(22,351)	(7,790)
Dividends and interest on capital paid to non-controlling shareholders of Mercosur		(315)	(1,288)
Dividends and interest on capital paid to non-controlling shareholders of Tam S.A	22(e)	(181,460)	(233,325)
Short and long-term borrowings
Issuance		101,429
Payments		(94,558)	(144,055)
Bonds
Issuance		776,511
Capital element of finance leases		(503,477)	(393,680)
Debentures		(166,667)	(166,667)

Net cash used in financing activities		(87,664)	(214,437)

Net decrease in cash and cash equivalents		(497,178)	(124,785)

Cash and cash equivalents at the beginning of the period		1,012,220	1,075,172

Cash and cash equivalents at the end of the period		515,042	950,387

Supplementary information on cash flows:
Non cash investing and financing activities
Acquisition of aircraft under finance leases		467,426	804,615
Acquisition of assets of TAM Milor through issuance of shares			71,444
Acquisition of other PPE under financial leases		93,826
Financing obtained for direct payment to suppliers		93,884

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of added value (Unaudited)

Nine months periods ended September 30, 2011 and 2010

(In thousand of Reais)

		Parent company
	Note	September 30, 2011	September 30, 2010

Revenue
Allowance for doubtful accounts		7

		7

Inputs acquired from third parties
Costs of services		(1,626)	(720)
Materials, electricity, outsourced services and other		(16,808)	(3,332)

		(18,434)	(4,052)

Gross value added		(18,427)	(4,052)

Net added received through transfer		(18,427)	(4,052)

Value added received through transfer
Equity share of the results of investees	13	(401,572)	491,197
Financial income	26	21,699	26,967

		(379,873)	518,164

Total added value to distribute / (absorb)		(398,300)	514,112

Distribution of value added		(398,300)	514,112

Personnel
Direct compensation
Benefits		9,013	3,104
FGTS- Employee Government Severance Fund		11	4
		267	80
Taxes, fees and contributions
Federal
Estate		(14,128)	(11,521)
Municipal		89	130

Remuneration of third party capital
Rentals		30
Financial expenses		36,984	34,971

Remuneration of own capital
Profit / (loss) for the period		(430,566)	487,344

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of added value (Unaudited)

Nine months periods ended September 30, 2011 and 2010

(In thousand of Reais)

		Consolidated
	Note	September 30, 2011	September 30, 2010

Revenue
Sales of services	23	9,805,633	8,449,101
Other revenues		56,835	71,918
Allowance for doubtful accounts		6,564	21,198

		9,869,032	8,542,217

Inputs acquired from third parties
Costs of services		(3,460,183)	(2,483,074)
Materials, electricity, outsourced services and other		(2,001,095)	(2,072,779)

		(5,461,278)	(4,555,853)

Gross value added		4,407,754	3,986,364

Deductions
Impairment		(12,361)
Depreciation and amortization	24	(542,374)	(523,588)

		(554,735)	(523,588)

Net added received through transfer		3,853,019	3,462,776

Value added received through transfer
Equity share of the results of investees
Financial income	26	1,607,841	1,521,569

		1,607,841	1,521,569

Total added value to distribute / (absorb)		5,460,860	4,984,345

Distribution of value added		5,460,860	4,984,345

Personnel
Direct compensation		1,390,470	1,142,552
Benefits		154,840	126,671
FGTS- Employee Government Severance Fund		101,486	80,186

Taxes, fees and contributions
Federal		1,126,020	1,274,976
Estate		26,578	23,523
Municipal		21,785	22,113

Remuneration of third party capital
Rentals		326,543	358,443
Financial expenses		2,689,435	1,448,656

Remuneration of own capital
Profit / (loss) for the period		(430,566)	487,344
Non-controlling interest		54,269	19,881

The accompanying notes are an integral part of these interim financial statements.

TAM S.A.

Statement of changes in equity (Unaudited)

Period ended September 30, 2011 and 2010

(In thousand of Reais)

1.                  General information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and also owns 94.98% of Transportes Aéreos del Mercosur S.A. (TAM Airlines or Mercosur), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

On July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BM&F – Bolsa de Valores, Mercadorias e Futuros (BM&F Bovespa) and the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc, (TAM Capital), TAM Capital Inc, 2 (TAM Capital 2), TAM Financial Services 1 Limited (TAM Financial 1) and  TAM Financial Services 2 Limited (TAM Financial 2), and as from May 2011 also TAM Capital Inc, 3 (TAM Capital 3) and Financial Services 3 Limited (TAM Financial 3 - was established in August 2011) all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company TAM Viagens e Turismo Ltda. (TAM Viagens), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

The Company controls TP Participações Ltda. which on July 20, 2009, changed its name to TP Franchising Ltda. (TP Franchising) and modified its corporate purpose to the development of franchises.

In the Extraordinary General Meeting (AGE) held on October 28, 2009, it was approved the change of the name of Q.X.S.P.E. Empreendimentos e Participações S.A. to Multiplus S.A. (“Multiplus”). Multiplus’s main activity is the development and management of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 5, 2010.

Since March 15, 2010, the date on which its purchase was approved, the Company controls Pantanal Linhas Aéreas S.A. – “Pantanal”, which was the date ANAC – the National Agency of Civil Aviation approved the purchase. Pantanal is currently under bankruptcy protection.

On July 13, 2010, TLA acquired TAM Milor which was the holder of the brand “TAM” and other related brands (TAM Brands) which are used by the Company, by TLA and other related companies. On March 1, 2011, the Company legally merged its subsidiary TAM Milor into the Company.

On January 18, 2011, the Company published a significant event, informing that TAM and LAN Airlines S.A. had signed two agreements named Implementation Agreement and Exchange Offer Agreement, regulating the final terms and conditions for the association contemplated in the Memorandum of Understanding entered into on August 13, 2010. The agreements define the new structure that will be formed by the association of the two companies for formation of the Group LATAM Airlines  S.A., as well as the form of corporate management that will coordinate this new structure. The operation agreed between the parties was approved by ANAC, authority from Brazil, and Tribunal de Defensa de la Libre Competencia (TDLC), authority from Chile, on Mach 3, 2011 and September 21, 2011, respectively.

On March 29, 2011, the Company and TRIP Linhas Aéreas S/A. (“TRIP”) signed a Term Sheet, with no binding effect, in order to identify possible opportunities for strengthening and expanding their businesses through the development of a strategic alliance  complementary to the existing Codeshare Agreement. Pursuant to the Term Sheet signed, if and when binding documents are executed, and after meeting conditions precedents that may be mutually agreed (including the approval by the applicable authorities), TAM may ultimately acquire a non-controlling interest in TRIP representing 31% of its total capital comprised by 25% of its voting capital and the remaining interest through non-voting preferred shares.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

On May3, 2011, TLA incorporated TAM Capital Inc. 3 for the purpose of issuing US$ 500,000 8.375% senior guaranteed notes due 2021 as further described in Note 16.2 and TAM Financial 3, whose main activities are involved aircraft acquisition and financing.

This consolidated interim financial information, of TAM and its subsidiaries was approved by the Board of Executive Officers on October 28, 2011.

2.                  Basis of preparation and significant accounting policies

This interim financial statements for the three and nine months periods ended September 30, 2011 and 2010 has been prepared in accordance with CPC 21 / IAS 34 – “Interim financial reporting” and regulations issued by Brazilian Securities Commission (CVM).

The interim financial statements should be read in conjunction with the annual  financial reporting statements for the year ended December 31, 2010, which have been prepared in accordance with accounting practices adopted in Brazil  (BR GAAP), included in the Brazilian Corporate Law and the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by (CVM), and with International Financial Reporting Standards (IFRS)  issued by the International Accounting Standards Board (IASB).

The principal accounting policies applied in the preparation of these interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2010 and have been applied consistently in all periods presented, except that as described in Note 4 as from the quarter ended September 30, 2011 the Company applies cash flow hedge accounting with respect to certain transactions entered into by its subsidiary Multiplus.

The notes below are not presented because show no significant change in the period ended September 30, 2011 compared to year ended December 31, 2010. In the annual financial statement of December 31, 2010 these notes are located as follows:

Note

Significant accounting policies, except for the use concept of hedge accounting	2
Critical accounting estimates and judgments	3
Inventories	10
Deposits in guarantee	12
Prepaid aircraft maintenance	14
Share premium	25 (i)
Stock option	25 (iii)
Legal reserve	26
Carrying value adjustments	27

.

2.1.             Basis of consolidation and investments in subsidiaries

(a)     Consolidated financial statements

The main accounting practices adopted in the preparation of these financial statements are as follows.

(i)            Subsidiaries

The consolidated financial statements include the financial statements of TAM and its subsidiaries, including special purpose entities. Control is obtained when the Company has the power to govern the financial and operating policies, as a result of holding more than half of the voting rights. The existence and the effect of potential voting rights, currently exercisable or convertible, are taken into account to assess whether TAM controls another entity. Subsidiaries are fully consolidated as from the date when control is transferred to TAM and are no longer consolidated as from the date when such control ceases.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The results of subsidiaries acquired during the year are included in the consolidated statements of operations and of comprehensive income/loss as from the actual acquisition date. The comprehensive income/loss balance is attributable to the Company’s owners and to non-controlling interests, even if results in a negative balance of these interests. When necessary, the financial statements of subsidiaries are adjusted to conform their accounting policies to those established by the Company. Intercompany transactions and balances and unrealized gains are eliminated. Unrealized losses are also eliminated, although they are considered as an indicator of impairment of the transferred asset.

(ii)           Transactions and non-controlling interests

In the consolidated financial statements, any changes in the Company’s interests in subsidiaries that do not result in loss of the Company’s control over subsidiaries are recorded as capital transactions. The account balances of the Company’s interests and non-controlling interests are adjusted to reflect changes in their interests in subsidiaries. The difference between the fair value of consideration paid or received is recorded directly in equity and attributed to the Company's owners.

When the Company ceases to have control, any retained interest in the entity is remeasured to its fair value, and any change in the carrying amount is recognized in profit or loss. The fair value is the initial carrying amount for subsequent recognition of the retained interest in an associate, a joint venture or a financial asset. Also, any amounts previously recognized in other comprehensive income related to that entity are recorded as if TAM had directly disposed of the related assets or liabilities. This means that the amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Non-controlling interests represent the portion of profit or loss and of equity of subsidiaries that is not held by TAM, and is recorded in a separate line item in the consolidated balance sheet.

(iii)                Companies included in the consolidated interim financial statements

				Ownership and voting power %
	Reporting date	Ownership	September 30, 2011	December 31, 2010

TLA	09.30.2011	Direct	100.00	100.00
TAM Viagens (i)	09.30.2011	Indirect	99.99	99.99
TAM Capital (i)	09.30.2011	Indirect	100.00	100.00
TAM Capital 2 (i)	09.30.2011	Indirect	100.00	100.00
TAM Capital 3 (i)	09.30.2011	Indirect	100.00
TAM Financial 1 (i)	09.30.2011	Indirect	100.00	100.00
TAM Financial 2 (i)	09.30.2011	Indirect	100.00	100.00
TAM Financial 3 (i)	09.30.2011	Indirect	100.00	100.00
Fundo Spitfire II (Fundo exclusivo) (ii)	09.30.2011	Indirect	100.00	100.00
TP Franchising	09.30.2011	Direct	100.00	100.00
Mercosur	08.31.2011	Direct	94.98	94.98
Multiplus	09.30.2011	Direct	73.17	73.17
Pantanal	09.30.2011	Direct	100.00	100.00
TAM Milor (iii)	09.30.2011			100.00

(i)          TAM's investments are held indirectly through TLA.
(ii)        TAM's investment is held 27% directly, 42% through TLA and 31% through Multiplus, respectively.
(iii)       TAM Milor was acquired in July 2010. On March 1, 2011, the Company merged its subsidiary TAM Milor into the Company.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)     Individual financial statements

In the Company’s individual financial statements, the financial information of subsidiaries is accounted for using the equity method.  The same adjustments are made both in the individual financial statements and in the consolidated financial statements.

2.2. New and revised standards and interpretations and amendments to existing standards and interpretations.

(a)     The following accounting standard are mandatory for the year beginning in January 2011 and have been applied by TAM:

  IFRIC 13 - "Customer Loyalty Programmes". The meaning of “fair value” is clarified in the context of measurement of award credits in customer loyalty programmes effective January 1, 2011. The application of the clarified guidance did not result in any impact on the financial position and results of operations since the Company was measuring the fair value of its award credits.

•         IAS 34 ammendment effective January 1, 2011 provides guidance to illustrate how to apply disclosure principles in IAS 34 and add disclosure requirements around:

a)       The circumstances likely to affect fair value of financial instruments and their classification;

b)       Transfers of financial  instruments between different levels of the fair value hierarchy;

c)       Changes in classification of financial assets; and

d)       Changes in contingent liabilities and assets

The applicable additional disclosures are included in this interim financial information.

3.       Adjustments applied retroactive by to the prior period interim financial statements consolidated

As mentioned in Note 2.1 (a), in the annual financial statements for the year ended December 31, 2010, the Company changed the accounting policy related to revaluation of flight equipment at revalued amounts in its consolidated financial statements, in order that the consolidated profit and equity are equal to those presented in the parent company’s individual financial statements since the Brazilian corporate law does not permit the revaluation of property, plant and equipment.

The comparative information as of September 30, 2010 and for the quarter ended and nine months ended at September 30, 2010 presented herewith is being retroactively adjusted to reflect such change in accounting polices.

The effects of the retroactive adjustments at January 1, 2010 and for ther quarter and for the nine months ended September 30, 2010 are as follows:

		January 1, 2010
	As originally presented	Retrospective adjustment	Adjusted
Effects on equity
Revaluation reserve	116,504	(116,504)
Accumulated deficit and other reserves	(296,995)	912,126	615,131

Total	(180,491)	795,622	615,131

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Quarter ended
		September 30, 2010
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(2,248,309)	(9,900)	(2,258,209)
Profit before income tax and social contribution	1,148,025	(9,900)	1,138,125
Income tax and social contribution	(396,030)	3,366	(392,664)
Profit for the period	751,995	(6,534)	745,461

Earnings per share - Basic	4.92		4.88
Earnings per share - Diluted	4.92		4.87

Effects on Statements of Comprehensive Income
Profit for the period	751,995	(6,534)	745,461
Comprehensive loss for the period	750,626	(6,534)	744,092

	Nine months ended
		September 30, 2010
	As originally presented	Retrospective adjustment	Adjusted
Effects on profit or loss
Operating expenses	(7,334,653)	(60,635)	(7,395,288)
Profit before income tax and social contribution	892,355	(60,635)	831,720
Income tax and social contribution	(345,111)	20,616	(324,495)
Profit for the period	547,244	(40,019)	507,225

Loss per share - Basic	3.51		3,24
Loss per share - Diluted	3.50		3,24

Effects on Statements of Comprehensive Income
Profit for the period	547,244	(40,019)	507,225
Comprehensive loss for the period	547,242	(40,019)	507,223

4.       Derivative financial instruments and hedging operations

The Company uses derivative instruments to manage its financial risks in order to economically hedge against these risks. The Company does not enter into transactions involving derivative  instruments with speculative purposes.

As from August 31, 2011, Multiplus has designated the change in intrinsic value of all derivative financial instruments (which consist exclusively of zero cost collars, a combination of a purchase and a sale of options) as hedging instruments to hedge against the risk of changes in the cash flows (of certain highly probable future sales of points) caused by changes in the exchange rate between the Brazilian real and the U.S dollar. In designating the change in the intrinsic value of such derivative financial instruments as hedging instruments the Company has followed the requirements of IAS 39.

Multiplus decided to apply hedge accounting considering that revenue from the sales of points is recognized after billing to the financial institutions only at the moment when the participants in the loyalty program redeem their points for awards (the “curve of redemption of points”) and that there is a mismatch between the moment at which points are billed and recognized as deferred revenue and the moment at which points are redeemed and revenue is recognized in the statement of operations. By applying hedge accounting management believes that it reduces the mismatch between the timing of the recognition of the effects of the derivative financial instruments in the income statement and the timing of the recognition of revenue with respect to the transactions being hedged. Management also expects that a highly-effective hedge relationship will reduce the impact of the derivative instruments that is recognized under finance income and finance costs in the statement of operations.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Multiplus deems the cash flows from future sales of points to financial institutions as highly probable and categorizes the change in the intrinsic value of the derivative instruments contracted to protect those cash flows against exchange rate variations as “cash flow hedge” of such future sale. Derivative financial instruments designated as hedging instruments under hedge accounting are recognized as assets and liabilities in the balance sheet and are measured at fair value initially and subsequently remeasured to fair value. The effective portion of changes in the intrinsic value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income within stockholder’s equity. The gain or loss relating to the ineffective portion is recognized immediately in the statement of operations within finance income and finance costs. No significant amount of ineffectiveness has been recognized in the statement of operations for the periods presented.

Multiplus documents at the inception of the hedge relationship each operation, the relationship between hedging instruments and hedged items, including the risk management objectives and the strategy for the entering into the hedge transactions. Multiplus also documents, both at inception of the hedge relationship and on an ongoing basis, the calculations and /or assessments of whether intrinsic value of the derivative instruments designated as hedging instruments are highly effective in offsetting the change in cash flows in Reais attributable to the change in the exchange rate between the Brazilian real and the U.S dollar of the highly probable future sales of points.

In “cash flow hedge”, Multiplus hedges the changes in future cash flows from sales attributable to changes in the exchange rate and recognizes all changes in the fair value of the derivative financial instruments. The change in fair value attributable to the effective portion of the hedge relationship is recognized in other comprehensive income within shareholder’s equity and the ineffective portion and the time value which is not part of the hedging relationship is recognized directly in the income statement. The effective portion originally recognized in shareholder’s equity in other comprehensive income, will only be released or recycled into the statement of operations when the hedged item affect the income statement (which is the moment when the points that were hedged are redeemed by the participants). However, when a hedged item expires or when a hedge operation no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in stockholder’s equity, at the time, remains in stockholders´equity until the moment in which the forecasted transaction is ultimately recognized in income.

Multiplus calculates the fair value of derivatives based on widely used statistical methods using series of techniques such as Black-Scholes-Merton (Garmann-Kohlhagen) to price options and discounted cash flow for swaps and forwards.

The hedging instruments are considered to be effective when the variation in the cash flow of the hedging instruments offsets between 80% and 125% of the changes in the hedged  transaction.

The Company has not classified any derivative instrument in a “fair value hedge” or “net investment hedge” relationship.

5.       Financial instruments

5.1          Financial risck management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other matters:

  Decide on any increase of the percentage level of protection based on strategic matters and monitor the comparison between the market and budgeted scenarios;

  Manage and monitor the risk exposure;

  Monitor compliance with the risk policy;

  Decide on the exposure level of market risks;

  Establish financial limits for all the institutions authorized to carry out financial instruments derivatives transactions; and

  Monitor the performance of derivatives transactions.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Derivatives are contracted in line with TAM's policies, considering liquidity, impact on cash flow and cost/benefit analysis of each position taken. The control over the use of derivatives includes ensuring that the rates in derivative contracts are compatible with market rates.

The Company does not enter into transactions involving financial instruments, including derivative instruments, for speculative purposes.

5.1.1      Market risks

The Company is exposed to market risks arising from its normal business activities. These market risks principally relate to changes in interest rates, exchange rates or aviation kerosene (QAV), and variations can negatively affect its cash flows and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose of reducing the risks derived from variations in these factors. Policies and procedures have been implemented to evaluate these risks and to monitor the transactions with derivatives. The policies establish minimum and maximum levels of protection, and requires that counterparties have investment grade credit rating as condition for entering into the transactions.

(a)           Risks relating to variations in the price of jet fuel

One of the most important financial risks of airlines is the volatility of fuel price. The QAV price is linked to the variation of the oil price in the international market. The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following 24 months and minimum level of 20% of the consumption projected for the first 12 months and 10% for the subsequent twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

TAM protects itself against the volatility in its kerosene price by using derivatives based mainly on crude oil (West Texas Intermediate or "WTI"). The choice of this underlying item was based on studies that indicate that the hedge of QAV based on WTI is, historically, highly effective, in addition to the high liquidity of the financial instruments referenced in WTI. At September 30, 2011 all contracted financial instruments are over the counter.

The Company enters into derivative transactions only with counterparties classified by the main risk rating agencies (Standard & Poors, Fitch and Moody’s) as at a minimum investment grade.

As the consumed volume of kerosene is not fully protected through derivatives, increases in the price of kerosene are not fully offset by the derivatives. In the same way, decreases in the price of kerosene will have positive impact for the Company, since it will not be fully offset by changes in the fair value of the derivatives.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The aviation fuel consumed in the periods ended at September 30, 2011 and 2010 accounted for 33.8% and 34%, respectively, of the cost of services provided by the Company (Note 24).

(a.1)       Outstanding jet fuel of derivatives:

The following table presents the percentages of anticipated consumption covered for the next 12 months after each date and the average strike price for the transactions outstanding as of each of those dates:

	September 31, 2011	December 31, 2010

% of coverage anticipated for the next 12 months	30%	25%
Average strike price for outstanding derivatives	US$ 93.5/bbl	US$ 87/bbl
Market price of WTI	US$ 79.2/bbl	US$ 89/bbl

The following table presents both the notional amount and fair value of outstanding jet fuel derivatives as of each date broken down by maturity:

	2011	2012	2013	2014	Total
At September 30, 2011
Notional amount – thousands of barrels	1,445	4,860	2,425	325	9,055
Fair value, net – R$ thousand	(5,443)	(44,092)	(28,470)	(806)	(78,811)

At December 31, 2010
Notional amount – thousands of barrels	3,985	2,710	150		6,845
Fair value, net – R$ thousand	(9,791)	(8,536)	(182)		(18,509)

(b)           Exchange rate risk

(b.1)       TLA

A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to protect against a possible appreciation or depreciation of the Real against the U.S. dollar.

The notional amount and fair value of the foreign currency derivatives outstanding are presented below by year of maturity:

2012

At September 30, 2011
Notional amount – US$	31,000
Fair value – R$	144

At December 31, 2010
Notional amount – US$	31,000
Fair value – R$	(888)

In view of the restructuing of derivatives made in the first quarter of 2009 and in the second quarter of 2010, one of the counterparties required a deposit denominated in dollars as collateral guarantee. As deposits in foreign currency are not permitted in Brazil, a foreign exchange collar was entered into with the amount of the deposit as notional and also provided as collateral.

The collar transaction described above is the only foreign currency derivative outstanding at September 30, 2011.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b.2)       Multiplus

The exchange rate risk consists of the risk of changes in the R$/US$ exchange rate that affects the selling price of points as part of the contracts where the price of the points are denominated in US$. These fluctuations may impact the cash flows and the sale price of points when measured in Reais.

The following table presents both the notional amount and fair value of outstanding derivatives as of each date broken down by maturity. The maturity date of the derivative is also the date on which the highly probable sale of points is expected to be billed. The highly probable sales of points are expected to be recognized in income after billed and management expects that they will be recognized in income on average in up to six months after billed:

	2011	2012	2013	2014	Total

At September 30, 2011
Notional amount – US$	51,000	303,000	253,000	2,000	609,000
Fair value at designated date – R$	2,698	4,644	119	(86)	7,375
Fair value – R$	(2,592)	(23,550)	(26,571)	(517)	(53,230)

As of September 30, 2011 all derivative instruments entered into by Multiplus were zero cost collars, a combination of a purchase and a sale of options.

(c)           Distribution of fair value by counterparty credit rating

The distribution of fair value by counterparty credit rating and by type of risk being protected at September 30, 2011 and December 31, 2010 is presented below:

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(i)            Effects of derivatives on the balance sheet

		September 30, 2011			December 31, 2010
Counterparties with external credit rating Standard&Price, Moody´s or Fitch)	Trading place	TLA	Multiplus	Total	TLA	Multiplus	Total

AAA*	Over the counter	(14,480)	(27,305)	(41,785)	(23,342)		(23,342)
AA+, AA ou AA-*	Over the counter	(56,633)	(25,925)	(82,558)	3,671		3,671
A+, A ou A-*	Over the counter	(7,554)		(7,554)	274		274

		(78,667)	(53,230)	(131,897)	(19,397)		(19,397)

Fuel derivative in an asset position – WTI		30,244		30,244	16,463		16,463
Fuel derivative in a liability position – WTI		(109,055)		(109,055)	(34,972)		(34,972)
Fuel derivative – WTI - Total		(78,811)		(78,811)	(18,509)		(18,509)

Foreign exchange derivatives in an asset position		144	3,748	3,892
Foreign exchange derivatives in a liability position			(56,978)	(56,978)	(888)		(888)
Foreign exchange derivatives - Total		144	(53,230)	(53,086)	(888)		(888)

		(78,667)	(53,230)	(131,897)	19,397		19,397

Amounts outstanding in equity
Amounts outstanding in equity			(41,258)	(41,258)
Deferred income tax and social contribution			14,028	14,028

			(27,230)	(27,230)

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(*) The ratings can be expressed both in the global scale or in local currency. Each agency has a slightly different way to present rating. The table above unifies the presentations in what what we believe is the most well known rating international scale.

The Company monitors the concentration of financial instruments on a single counterparty. Internal policies require reporting of excessive concentrations to the Risk Committee. At September 30, 2011 there was two counterparties, with rating AAA and AA, that exceeded the limit established; however the Company believes this concentration of risk is acceptable.

(ii) Effect of derivatives in the statement of operations

Until August 2011, all gains and losses resulting from changes in fair value of derivatives entered into by Multiplus (which where not designated for cash flow hedge) were recognized in the statement of operations in the same line on which the transaction being economically hedged is recorded which in the case of Multiplus is revenue.

As further described above as from August 31, 2011, Multiplus designated the intrinsic value of all derivative as hedging instruments for hedge accounting purposes. For derivatives designated as hedging instruments the change in the intrinsic value is initially recorded in shareholder’s equity and released to income at the same time that the hedged transaction is recorded in income; upon release to income the amount originally recognized in equity is recorded in the line revenue. Also for derivatives designated as hedging instruments, the change in the time value of the derivatives is not part of the hedge relationship and this change is recognized immediately under finance income and finance cost.

		September 30, 2011
	Quarter	Nine months

Operating profit/ (loss)
Net gain realized	2,599	3,170
Net gain resulting from the change in fair value until August/2011	4,498	7,375

	7,097	10,545

Finance Result
Finance Expense – - Change in time value of derivative instruments designated for hedge accounting	(19,347)	(19,347)

	(12,250)	(8,802)

(d)           Interest rate risk

TAM’s earnings are affected by changes in interest rates due to the impact these changes have on interest expense from variable-rate debt instruments, variable-rate lease contracts, and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI - Certificate of Deposit Intermediate.

The Company does not have financial instruments to hedge its cash flows against fluctuations in interest rates.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(e)           Sensitivity analysis

Presented below is a sensitivity analysis of the financial instruments that demonstrates the impact of changes in financial instruments on the result and equity of the Company by considering:

  Increase and decrease of 10 percent  in fuel prices, by keeping constant all the  other variables;
  Increase and decrease of 10 percent in R$/US$ exchange rate, with all other variables remaining steady; and
  Increase and decrease of one percentage point in interest rate, by keeping constant all the other variables.

(e.1)       TLA

Fuel price:

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 9,765 / US$ 83,125  (equivalent to R$ 18,108  / R$ 154,147  at September 30, 2011) in the fair value of WTI derivatives. This increase/ decrease would directly affect the Company’s net income. In terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in the Company’s kerosene-type jet fuel costs. The cash payments for settling the derivatives are due at their respective maturities, distributed from 2011 through 2014.

Exchange rate – U.S. Dollar:

If there was a 10% depreciation/appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been affected by approximately R$ 776 million / R$ 775million, mainly as a result of foreign exchange gains/losses on the translation of U.S. dollar denominated trade receivables and U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on the translation of U.S. dollar-denominated borrowings and finance leases.

Interest rate – LIBOR and CDI:

A hypothetical 100 basis point increase in foreign market (LIBOR) interest rates in the quarter ended September 30, 2011 would increase its aircraft rental and interest expense over a one year period by approximately US$ 25,306 (equivalent to R$ 46,927).

If there was a hypothetical 100 basis point increase/ decrease in domestic market (CDI) interest rates in the quarter ended September 30, 2011 would increase/ decrease loan and financing interest expenses over a one year period by approximately R$ 7,668.

(e.2)       Multiplus

Exchange rate – U.S. Dollar (Derivatives):

If there was a 10% depreciation / appreciation of the Brazilian against the U.S. dollar and all other variables remained constant, the financial result would have been approximately R$ 21,592  / R$ 8,232, mainly as a result of the effect of the foreign exchange gain or  losses on the time value of the derivaties which is recognized immediately in income.

In addition to the sensitivity analysis above, the Company shall provide a sensitivity analysis of financial instruments, describing the risks that may cause material damage, directly or indirectly by considering the following elements, as determined by CVM Instruction no 475/08:

•         The probable scenario is defined as the one expected by the Company’s management and referenced to an independent external source;

•         The possible adverse scenario considers a deterioration of 25% in the major variable that determines the fair value of the financial instrument; and

•         The remote adverse scenario considers a deterioration of 50% in the major variable that determines the fair value of the financial instrument.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

TLA

Fuel price

Derivative transactions referenced to crude oil (WTI) in own portfolio are intended to protect fuel consumption. The behavior of WTI prices is highly correlated to QAV prices.

None of the derivative instruments used by the subsidiary TLA is leveraged, and as the fuel consumption volume is not fully hedged by derivatives, increases and/or decreases in fuel prices will not be fully offset by adjustments of derivatives.

As a result, the effect of these transactions on the TLA cash generation will be compared to the decreased QAV cost against that level (US$ 79,2/bbl will be adopted as reference). The projections of QAV prices were built based on the results of a simple linear regression.

The net effects of savings in fuel expenses, as opposed to hedge disbursements for fourth quarter of 2011, for each of the scenarios, are shown below:

Instrument/transaction	Risk	Scenario I	Scenario II	Scenario III
		(most probable)	(25% fall)	(50% fall)
Average price per barrel	High price QVA	US$ 79.2/bbl	US$ 59.4/bbl	US$ 39.6/bbl
WTI financial instruments derivative and consumption QVA – Net gain		R$ (5,443)	R$ 276,524	R$ 558,614

Exchange rate

Our methodology for the sensitivity analysis of liabilities denominated in foreign currencies includes the probable scenario based on the exchange rate of R$ 1,8455/US$ at September 30, 2011. Considering the projected cash flows for fourth quarter of 2011, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% R$ 2.3069 / US$	-25% R$ 1.3841 / US$	50% R$ 2.7683 / US$	-50% R$ 0.9228 / US$

Lease agreement	(99,322)	99,322	(198,645)	198,645
FINIMP	(42,796)	42,796	(85,591)	85,591
Loans in foreign currency	(918)	918	(1,837)	1,837
Bonds	(14,835)	14,835	(29,670)	29,670
Pre-delivery payment	(20,828)	20,828	(41,655)	41,655

Total	(178,699)	178,699	(357,398)	357,398

Interest rate

For the interest scenario in the foreign market LIBOR (USDLIBOR 3 months), based on the closing rate at September 30, 2010 of 0.37% per year. We projected for the fourth quarter of 2011, the impact on the cash flow arising from the variation of 25% and 50% over the current rate, as shown below:

	25% 0.47% a.a.	-25% 0.28% a.a.	50% 0.56% a.a.	-50% 0.19% a.a.

Interest expense (R$)	(150)	150	(302)	302

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

For the interest scenario in the domestic market (CDI), based on the closing rate at September 30, 2011 of 11.88% per year, we projected for the fourth quarter the impact on the cash flow arising from the variation of 25% and 50% over the effective tax, as shown below:

	25% 14.85% a.a.	-25% 8.91% a.a.	50% 17.82% a.a.	-50% 5.94% a.a.

Loan and financing interest expense (R$)	(0,3)	0,3	(0,5)	0,5

Multiplus

Derivatives financial instruments

Our methodology for the sensitivity analysis includes the probable scenario based on the exchange rate of R$ 1.8544  / US$ at September 30, 2011. Considering the projected cash flows for fourth quarter of 2011, we verified an increase in cash flow arising from the variation of 25% and 50% over the current rate, as show below:

	25% R$ 2.318 / US$	-25% R$ 1.3908 / US$	50% R$ 2.7816 / US$	-50% R$ 0.9272 / US$

Hedge	(7,947)	6,046	(15,828)	13,928

5.1.2.     Credit risk

Credit risk refers to the risk that a counterparty will not fulfill its contractual obligations, leading the Company to incur financial losses. Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from amounts held with financial institutions generated by financial investment operations.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balances (mainly from travel agencies).

TAM only deals with financial institution counterparties which have a credit rating of at least BBB or equivalent issued by S&P, Moody’s or Fitch. Each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

Currently, management does not expect losses due to default of its counterparties and does not have any individually significant exposure to any counterparty.

5.1.3.     Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

Excess cash is invested mainly through TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the reporting date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

				Parent company
	Less than one year	Between one and two years	Total	Effect of discounting	Carrying value

Non-derivative financial liabilities
At September 30, 2011
Debentures	187,440		187,440	(17,620)	169,820
Other (i)	4,330		4,330		4,330

At December 31, 2010
Debentures	392,142	44,342	436,484	(88,684)	347,800
Other (i)	2,870		2,870		2,870

(i) This amount is recorded under:  Accounts payable and salaries and social charges.

Financial guarantees represent guarantees of liabilities of subsidiaries and are the maximum values. There is no expected  loss on these guarantees.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Less than one year	Between one and two years	Between three and five years	More than five years	Total	Effect of discounting	Carrying value
Non-derivative financial liabilities
At September 30, 2011
Finace lease obligation	784,898	919,335	1,786,309	2,260,749	5,751,291	(522,540)	5,228,751
Senior notes	167,770	226,169	503,313	2,584,935	3,482,187	(1,420,072)	2,062,115
Borrowings	874,631	52,906	3,765	6,222	937,524	(25,342)	912,182
Debentures	373,116	170,145	421,180	110,738	1,075,179	(293,267)	781,912
Refinanced taxes payable under Fiscal Recovery Program	51,024	92,254	175,178	744,320	1,062,776	(589,236)	473,540
Other (i)	1,001,759				1,001,759		1,001,759

At December 31, 2010
Finace lease obligation	684,006	1,279,397	1,140,715	2,315,571	5,419,689	(661,766)	4,757,923
Senior notes	108,701	164,241	164,241	1,238,874	1,676,057	(667,000)	1,009,057
Borrowings	617,525	8,297	2,199	7,228	635,249	(20,209)	615,040
Debentures	418,926	339,085	292,758	237,014	1,287,783	(310,862)	976,921
Refinanced taxes payable under Fiscal Recovery Program	31,156	73,724	146,360	887,023	1,138,263	(698,436)	439,827
Other (i)	989,195				989,195		989,195

(i)                    This amount is recorded under:  Accounts payable and salaries and social charges.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

	Consolidated
	Less than one year	Between one and two years	Total (equal carrying value)	Carrying value
Derivative financial liabilities
At September 30, 2011
Fuel price risk	(63,034)	(46,021)	(109,055)	(109,055)
Exchange rate risk	(23,514)	(33,464)	(56,978)	(56,978)

At December 31, 2010
Fuel price risk	(19,686)	(15,286)	(34,972)	(34,972)
Exchange rate risk	(888)		(888)	(888)

In the analysis of net current assets it should be noted that current liabilities include the balance of Deferred income which is composed by advanced ticket sales, deferred income with respect to TAM loyalty program and deferred gains on sale and leaseback amounting to R$ 1,650,617  (December 31, 2010 – R$ 1,801,181).

5.2.        Fair value estimation and fair value hierarchy

The Company discloses the fair value of financial instruments by level of the following fair value measurement hierarchy:

  Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

  Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices), and

  Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category at September 30, 2011.

The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

				Parent company
	September 30, 2011			December 31, 2010
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
Brazilian government securities (1)	239,201		239,201	96,064		96,064
Corporate securities (2)		64,588	64,588		29,049	29,049
Other bank deposits (3)		1,459	1,459		792	792

	239,201	66,047	305,248	96,064	29,841	125,905

				Consolidated
	September 30, 2011			December 31, 2010
	Level 1	Level 2	Total	Level 1	Level 2	Total
Financial assets at fair value through profit or loss
Brazilian government securities (1)	903,626		903,626	812,515		812,515 812,515
Corporate securities (2)		142,297	142,297		297,424	297,424
Bank deposit certificates – CDB (3)		104,368	104,368		34,199	34,199
Other bank deposits (3)		238,700	238,700		263,560	263,560

	903,626	485,365	1,388,991	812,515	595,183	1,407,698

Derivative financial assets
Fuel hedge – WTI (4)		30,244	30,244		16,463	16,463
Foreign exchange derivatives (4)		3,892	3,892

		34,136	34,136		16,463	16,463

Derivative financial liabilities
Fuel hedge – WTI (4)		(109,055)	(109,055)		(34,972)	(34,972)
Foreign exchange derivatives (4)		(56,978)	(56,978)		(888)	(888)

		(166,033)	(166,033)		(35,860)	(35,860)

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

No transfer of assets or liabilities between the levels of the fair value hierarchy took place during the periods ended September 30, 2011 and 2010.

Capital is not managed in the parent company, only in the consolidated..

The financial instruments recognized at fair value are determined as follows:

Financial assets measured at fair value through profit and loss:

•         (1) Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have prices available and correspond to transactions in an active market.

•         (2) Corporate securities – Correspond, typically, to debt securities for which fair value has been determined based upon actual transactions observed in organized markets (when available) or discounted cash flows using interest rates when actual transactions are not available.

•         (3) Certificates of deposit and other bank deposits - Fair value has been estimated by discounting estimated cash flows using market interest rates as inputs.

•         (4) Derivative financial instruments not traded in an exchange, for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market, depending on the nature of the derivative. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

5.3.        Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

Capital is managed by means of a leverage ratio. The Company’s capital structure is made up of its net indebtedness, defined as the total of loans, debentures and lease agreements (finance and operating), net of cash and cash equivalents and other short-term financial assets, and of the capital that is defined as the total net equity of shareholders and net indebtedness.

The Company is not subject to any externally imposed capital requirements.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The leverage ratios are as follows:

	September 30, 2011	December 31, 2010

Cash and cash equivalents (Note 7)	(515,042)	(1,012,220)
Financial assets at fair value through profit and loss (Note 5.2)	(1,388,991)	(1,407,698)
Borrowings (Note 5.1.3)	912,182	615,040
Debentures and senior notes (Note 5.1.3)	2,844,027	1,985,978
Operating lease commitments (Note 29)	1,322,516	1,120,697
Finance lease obligations (Note 5.1.3)	5,228,751	4,757,923

Net debt (1)	8,403,443	6,059,720

Total equity	2,030,531	2,627,391

Total capital (2)	10,433,974	8,687,111

Leverage ratio (1) / (2)	80,5%	69.8%

The substancial increase in the leverage ratio results from the following main factors: i) reduction in equity resulting from loss for the period and distribution of dividends at the end of 2010; ii) increase in financial liabilities exposed to foreign  exchange rate variation resulting from the devaluation of the real from R$ 1,6662 at December 31,2010 to R$ 1.8544 at September 30, 2011; iii) issuance US$ 500 million in Senior Notes (equivalent to R$ 927 million at September 30, 2011) and iv) reduction in cash and cash equivalents of approximately R$ 497 million.

Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2011 fiscal year.

6.       Financial instruments by category

(a)     Parent company

Assets, per balance sheet:

	September 30, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		305,248	305,248 [...]
Cash and cash equivalents	30,317		30,317

Total	30,317	305,248	335,565

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Total

Financial assets at fair value through profit and loss		125,905	125,905
Accounts receivable	2,000		2,000
Cash and cash equivalents	113,913		113,913

Total	115,913	125,905	241,818

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Liabilities, per balance sheet:

	September 30, 2011
	Liabilities measured at amortized cost	Total

Debentures	169,820	169,820
Accounts payable and other obligations, excluding statutory liabilitites	4,330	4,330

Total	174,150	174,150

	December 31, 2010
	Liabilities measured at amortized cost	Total

Debentures	347,800	347,800
Accounts payable and other obligations, excluding statutory liabilitites	2,870	2,870

Total	350,670	350,670

(b) Consolidated

Assets, per balance sheet:

	September 30, 2011
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			34,136	34,136
Financial assets at fair value through profit and loss		1,388,991		1,388,991
Accounts receivable	1,967,392			1,967,392
Financial assets - Bank deposits	160,572			160,572
Restricted cash	61,060			61,060
Cash and cash equivalents	515,042			515,042

Total	2,704,066	1,388,991	34,136	4,127,193

	December 31, 2010
	Loans and receivables	Financial assets at fair value through profit and loss	Derivatives	Total

Derivative financial instruments			16,463	16,463
Financial assets at fair value through profit and loss		1,407,698		1,407,698
Accounts receivable	1,556,781			1,556,781
Financial assets - Bank deposits	50,280			50,280
Restricted cash	98,305			98,305
Cash and cash equivalents	1,012,220			1,012,220

Total	2,717,586	1,407,698	16,463	4,141,747

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Liabilities, per balance sheet:

		September 30, 2011
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	5,228,751		5,228,751
Senior notes	2,062,115		2,062,115
Borrowings	912,182		912,182
Debentures	781,912		781,912
Derivative financial instruments		166,033	166,033
Accounts payable and other obligations, excluding statutory liabilitites	1,001,759		1,001,759

Total	9,986,719	166,033	10,152,752

		December 31, 2010
	Liabilities measured at amortized cost	Derivatives	Total

Finance lease obligations	4,757,923		4,757,923
Senior notes	1,009,057		1,009,057
Borrowings	615,040		615,040
Debentures	976,921		976,921
Derivative financial instruments		35,860	35,860
Accounts payable and other obligations, excluding statutory liabilitites	989,195		989,195

Total	8,348,136	35,860	8,383,996

7.       Cash and cash equivalents

		Parent company		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

Cash and bank accounts	348	15,967	122,212	279,280
Short-term deposits	29,969	97,946	392,830	732,940

Total	30,317	113,913	515,042	1,012,220

At September 30, 2011 and December 31, 2010 no amounts have been used as part of overdraft facilities.

Cash and cash equivalent are maintained in the following currencies:

	Parent company		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

Reais	30,317	113,913	125,614	256,701
US dollars			305,392	655,906
Euros			33,132	56,196
Guarani			23,646	21,893
Pounds sterling			4,890	6,084
Other			22,368	15,440

	30,317	113,913	515,042	1,012,220

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

8.       Trade accounts receivable - consolidated

(a)         Breakdown of balances

	September 30, 2011				December 31, 2010

	Domestic	International	Total	%	Total	%

Credit cards	1,263,002	84,266	1,347,268	65.0	1,039,576	62.8
Travel agents	196,337	73,483	269,820	13.0	263,661	15.9
Partners – Loyalty Program - Multiplus Program - Multiplus	222,528		222,528	10.7	81,091	4.9
On current account	44,302	677	44,979	2.2	76,657	4.6
Cargo	6,996	46,577	53,573	2.6	53,720	3.2
Other	101,278	32,831	134,109	6.5	140,397	8.5

Total	1,834,443	237,834	2,072,277	100	1,655,102	100.0

Provision for impairment duvidosa	(69,754)	(35,131)	(104,885)		(98,321)

Total	1,764,689	202,703	1,967,392		1,556,781

Trade accounts receivable are maintained in the following currencies:

	September 30,2011	December 31,2010

Reais	1,834,443	1,448,826
US dollars	48,105	26,187
Euros	129,903	81,028
Pounds sterling	11,626	14,187
Other	48,200	84,874

	2,072,277	1,655,102

(b)       Aging list – Receivables by due date

Breakdown
	September 30,2011%		December 31, 2010%

Not yet due	1,928,811	93,1	1,329,848	80.3
Overdue
Up to 60 days	34,573	1.8	101,616	6.2
From 61 to 90 days	4,959	0.2	61,418	3.7
From 91 to 180 days	4,768	0.2	25,032	1.5
From 181 to 360 days	1,798	0.1	19,515	1.2
Over 360 days	97,368	4.6	117,673	7.1

	2,072,277	100	1,655,102	100.0

(c)        Provision for impairment of trade receivables

	September 30, 2011	December 31, 2010

Balance at the beginning of the year	98,321	80,409

Charge for the period	12,676	30,799
Amounts reversed	(6,112)	(12,887)

Balance at the end of the period / year	104,885	98,321

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The additions and recovery of accrued receivables were included in "Selling expenses" in the consolidated statements of operations.

The maximum exposure to credit risk at the reporting date is the carrying value of each type of receivable mentioned above.

9.       Taxes recoverable

	September 30, 2011	December 31, 2010

State Value Added Tax (ICMS)	25,552	25,808
Taxes recoverable	23,258	16,729
Tax on Industrialized Products (PIS) and Social Security Financing Contribution (COFINS) (i)	512,726	5,561
Income tax (IRPJ) and social contribution on income (CSLL)	49,476
IRRF	8,301	21,658
Other	2,003	3,745
	621,316	73,501
Provision for impairment - ICMS	(15,944)	(15,944)

	605,372	57,557

(i)           TLA finalized during the quarter ended September 30, 2011 the revision of the criteria used in determining PIS and COFINS credits initiated in the prior quarter. During the quarter ended September 30, 2011 R$ 426 million of PIS and COFINS credits were recognized (of wihich R$ 328 million as a reduction of Operating costs- Fuel, R$ 4 million as a reduction of Finance costs and R$ 40 million as a reduction of Operating costs-Take-off, landing and navigation aid charges) as result of the change in estimate with respect to international passenger revenue. Considering its assessement of the tax rules and the legal opinions from independent tax advisors the Company recognized the PIS and COFINS credit over purchases considering the relationship between revenue subject to the cumulative and to the non-cumulative regime. During the quarter ended June 30, 2011 TLA had already recognized a change in estimate related to PIS and COFINS credits corresponding to credits over purchases measured considering the relationship between revenue subject to the cumulative and to the non-cumulative regime and to taxes paid in excess in prior periods for the amount of R$ 173 million (of which R$ 143 million as reduction of Operating costs-Fuel and R$ 30 million as reduction of Finance costs.  Management has finalized during this quarter such revision and no further amounts are expected to be recognized with respect to this matter in future periods.

10.   Related parties

(a)       Parent company

(i)                   Balances

	September 30, 2011	December 31, 2010
Current assets
Dividends receivable
Multiplus S.A.		896
TAM Linhas Aéreas	140,125	140,207

Related parties
Pantanal Linhas Aéreas S.A.
	140,125	141,103

Non current assets
Intercompany loans
Pantanal Linhas Aéreas S.A.		14,051
TAM Linhas Aéreas	4,425	2,453
	4,425	16,504
Non current liabilities
Related parties
TAM Linhas Aéreas	4,015
	4,015

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)       Consolidated

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.42% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

(i)                   Balances

	September 30, 2011	December 31, 2010
Current assets
BTG Pactual
Cash and cash equivalents	36,238	209,775
Financial assets at fair value through profit and loss	26,573	140,207
Deriviative financial instruments	1,163

Non-current assets
BTG Pactual
Deriviative financial instruments	2

Current liabilities
BTG Pactual
Deriviative financial instruments	10,254

Non-current liabilities
BTG Pactual
Deriviative financial instruments	9,266

Equity
BTG Pactual
Cash flow hedge	(12,709)

(ii)                 Transactions

	September 30, 2011	September 30, 2010
Finance results
BTG Pactual
Finance income	5,779	10,667
Finance expense	(44,433)	(1,333)

(c)        Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

			Consolidated
	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Salaries and profit sharing and bonus	2,871	1,610	23,946	5,199
Director’s fee	510	1,910	1,277	5,944
Share-based payment	3,321	415	12,201	11,588

	6,702	3,935	37,424	22,651

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

11.   Derivative financial instruments - consolidated

	September 30, 2011	December 31, 2010
Assets
West Texas Intermediate crude oil derivatives
Seagulls	19,984	10,620
Collar	10,260	5,843

	30,244	16,463

Foreign currency derivatives
Collar	3,892

	34,136

Current	(27,437)	(9,895)

Non-current	6,699	6,568

Liabilities
West Texas Intermediate crude oil derivatives
Seagulls	37,147	34,090
Collar	71,908	882
	109,055	34,972
Foreign currency derivatives
Swaps		888
Collar	56,978

	166,033	35,860

Current	(86,548)	(20,574)

Non-current	79,485	15,286

The derivative financial instruments included above are described in Note 5.

12.   Financial assets – Bank deposits

On September 30, 2011, the balance of bank deposits consists of financial notes issued by banks, totaled R$ 160,572 (December 31, 2010 – R$ 50,280) and all are denominated in Reais.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

13.   Investments

(a)        Balance breakdown – parent company

	TLA	Mercosur	TP	Multiplus	Pantanal	Total

Balances at December 31, 2010	1,879,111	36,790	(743)	555,069	8,237	2,478,464

Equity share of results of investees	(480,332)	(5,596)	736	148,808	(65,188)	(401,572)
Reduction capital - Multiplus				(439,030)		(439,030)
Aumento de Capital conf. AGE em 29/07/2011 (Pantanal)					27,051	27,051
Hedge Accounting				(19,924)		(19,924)
Stock option plan	6,750			5,451		12,201
Exchange variation on foreign subsidiary		2,699				2,699
Dividends proposed				(47,667)		(47,667)
Dividends paid		(5,951)				(5,951)
Interest on capital payable				(12,392)		(12,392)

Balances at September 30, 2011	1,405,529	27,942	(7)	190,311	(29,900)	1,593,875

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(b)       Information on subsidiaries

	TLA		Mercosur		TP		Multiplus		Pantanal		Total
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

Capital	897,123	752,727	46,183	48,280	30	30	92,370	669,063	49,699	22,649
Number of shares – total common	2,064,602	2,064,602	87,653	87,653	30,100	30,100	161,294,000	161,294,000	117,778,944	117,778,942
Held common	2,064,602	2,064,602	83,253	83,253	30,100	30,100	118,018,820	118,018,820	117,778,944	117,778,942

Ownership %
In total capital	100	100	94.98	94.98	100	100	73.17	73.17	100	100
In voting capital	100	100	94.98	94.98	100	100	73.17	73.17	100	100
Equity (shareholder’s deficit)	1,405,529	1,879,111	29,419	38,740	(7)	(743)	260.095	758,602	(29.900)	8,237
Equity share of results of investees	(480,332)	590,001	(5,596)	4,150	736	(773)	148,808	87,069	(65,188)	(4,653)	(401,572)	675,821
Carrying value adjustment	1,405,529	1,879,111	27,942	36,790	(7)	(743)	190,311	555,069	(29,900)	8,237	1,593,875	2,478,464

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The main captions of the consolidated financial statement of TAM Linhas Aéreas S.A., included in the consolidated financial statements of TAM S.A., are:

	TLA		Multiplus		Mercosur		Pantanal
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

Asset	14,585,876	13,439,450	1,246,380	1,403,549	66,452	73,635	157,623	172,762

Liability	13,180,346	11,560,339	986,284	644,947	37,029	34,895	187,522	164,525

Equity	1,405,529	1,879,111	260,095	758,602	29,423	38,740	(29,899)	8,237

Revenue	9,485,411	11,266,455	934,324	469,843	135,129	163,586	192,356	99,936

Profit / (loss)for the period / year	(480,332)	590,001	203,373	87,069	(5,893)	4,150	(65,188)	(4,653)

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

14.   Property, plant and equipment - consolidated

	Flight equipment (i)	Land and buildings	Computer equipment	Machinery and equipment	Construction in progress	Pre-delivery payments (ii)	Other (iii)	Total

Cost	10,722,269	254,572	152,665	135,873	16,121	476,514	214,138	11,972,152
Accumulated depreciation	(2,921,821)	(44,901)	(120,934)	(69,617)			(103,029)	(3,260,302)

Net book amount December 31, 2010	7,800,448	209,671	31,731	66,256	16,121	476,514	111,109	8,711,850

Rembursement of pre-delivery payments (iv)						(109,047)		(109,047)
Additions (iv)	607,989	3,379	17,905	4,781	3,612	354,450	9,291	1,001,407
Transfers	46,662	1,258	674	340	11,772	(34,392)	(8,685)	17,629	(v)
Disposals/write-offs	(33,486)		(17)	(248)	(3)		(1,224)	(34,978)
Capitalized interest /other						10,704		10,704
Others		(36)	(34)	(25)			(22)	(117)
Depreciation	(434,451)	(4,610)	(12,751)	(8,821)			(13,799)	(474,432)

Net book amount September 30, 2011	7,987,162	209,662	37,508	62,283	31,502	698,229	96,670	9,123,016

Cost	11,343,434	259,173	171,193	140,721	31,502	698,229	213,498	12,857,750
Accumulated depreciation	(3,356,272)	(49,511)	(133,685)	(78,438)			(116,828)	(3,734,734)

Net book amount September 30, 2011	7,987,162	209,662	37,508	62,283	31,502	698,229	96,670	9,123,016

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(i)   Includes aircraft, engines and spare parts. Aircraft includes aircraft leased under finance leases, in accordance with to CPC 6/ IAS 17. As of September 30, 2011 TAM has 82  aircraft under finance leases (12.31.2010 – 79 aircraft).

During the nine months ended September 30, 2011, the subisidiary TLA received five aircraft classified as finance lease.

(ii)     Amounts disbursed under the aircraft acquisition program are recorded as advances, since upon the disbursement the form of lease agreement that will be used is not yet defined. The Company's past experience shows that the refund by manufactures of prepaid amounts upon the delivery of aircraft acquired under leases is probable.

(iii)    Basically furniture and vehicles.

(iv)    Transfers of pre-delivery payments occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment as “Additions”.

(v)     Transfers from items classified as intangible assets to property, plant and equipment.

Properties and improvements of TLA are pledged as collateral for loans in the total amount of R$ 110.499  (12.31.2010 – R$ 110,499).

Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

The depreciation expense is recorded in the consolidated statements of operations within operating expenses as follows:

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Cost of services rendered	122,487	137,849	389,104	421,070
Selling expenses	1,856	371	2,536	1,145
General and administrative expenses	31,495	26,260	82,792	64,721

	155,838	164,480	474,432	486,936

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

15.   Intangible assets - consolidated

	IT Projects (i)	Softwares (i)	Other intangibles	License – Slots	Trademarks and patents	Goodwill (ii)	Total

Cost	325,803	58,690	47,684	124,927	168,312		725,416
Accumulated amortization	(68,716)	(52,676)					(121,392)

Net book amount	257,087	6,014	47,684	124,927	168,312		604,024

As September 30, 2011
Additions	27,915	20,056	991			38,262	87,224
Transfer	(11,068)	11,136	(17,697)				(17,629)	(iii)
Amortization	(56,461)	(11,481)					(67,942)

Net book amount	217,473	25,725	30,978	124,927	168,312	38,262	605,677

At September 30, 2011
Cost	342,650	89,882	30,978	124,927	168,312	38,262	795,011
Accumulated amortization	(125,177)	(64,157)					(189,334)

Net book amount	217,473	25,725	30,978	124,927	168,312	38,262	605,677

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

(i)                   IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties’ worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. The anticipated amortization period is five years, depending on the useful life of each project.

(ii)           When the acquisiton of Pantanal in March 2010, the management has identified as separable intangible, regarding  assets the airport operation rights. The fair value was estimated in R$ 124,927 and the asset considered indefinite useful. For details of the transition, see Note 1.2 of annual financial statements year ended December 31, 2010. The Company concluded in the first quarter ended March 31, 2011 the valuation the business combination from the acquisition of Pantanal, which began on March 15, 2010. The Company concluded during the first quarter of 2011 to evaluate the combination of business from the acquisition of Pantanal Linhas Aereas SA, which began on March 15, 2010. As a result of this valuation, it was recorded the value of R$ 38,262 in respect of income tax and social contribution liabilities originated from the difference between the value of intangible fiscal and fair value recorded for the business combination. The resulting deferred tax liability was recorded in contrast to the goodwill derived from the expected future profitability (goodwill).

(iii)          Transfers from items classified as intangible assets to property, plant and equipment.

The amortization expense is recorded in the consolidated statements of operations within operating expenses as follows:

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Cost of services rendered	23,911	10,376	55,723	31,693
Selling expenses	282	28	363	86
General and administrative expenses	5,739	1,977	11,856	4,873

	29,932	12,381	67,942	36,652

16.   Financial liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

				Parent company
		Fair value		Carrying value
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010
Current
Debentures	168,409	342,977	169,820	347,800

	168,409	342,977	168,820	347,800

			Consolidated
		Fair value	Carrying value
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

Current
Finance lease obligations	679,196	567,419	679,196	567,419
Senior notes	45,475	25,477	48,097	24,350
Borrowings	798,667	581,323	852,327	600,382
Debentures	292,691	399,604	285,864	379,942

	1,816,029	1,573,823	1,865,484	1,572,093

Non-current
Finance lease obligations	4,549,555	4,190,504	4,549,555	4,190,504
Senior notes	1,917,170	1,030,287	2,014,018	984,707
Borrowings	58,863	14,191	59,855	14,658
Debentures	531,261	627,873	496,048	596,979

	7,056,849	5,862,855	7,119,476	5,786,848

16.1         Finance lease obligations

	Monthly payments expiring	September 30, 2011	December 31, 2010
Local currency
IT equipment	2014	30,521	21,261

Foreign currency – US$
Aircraft	2024	4,973,779	4,596,119
Engines	2021	219,921	136,601
Machinery and equipment	2014	4,530	3,942

		5,228,751	4,757,923

Current		(679,196)	(567,419)

Non-current		4,549,555	4,190,504

TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

The minimum payments under finance leases are classified:

Year	September 30, 2011	December 31, 2010

No later than one year	784,899	684,006
Later than one year and no later than five years	2,705,643	2,420,112
Later than five years	2,260,749	2,315,571
Effect of discounting	(522,540)	(661,766)

	5,228,751	4,757,923

At September 30, 2011, the Company through its subsidiaries TLA and Mercosur, has 82  aircraft (12.31.2010 – 79 aircraft) under finance leases.

                16.2         Senior notes

	September 30, 2011	December 31, 2010

TAM Capital, Inc. (i)	566,983	499,380
TAM Capital 2, Inc. (ii)	554,960	509,677
TAM Capital 3, Inc. (iii)	940,172

	2,062,115	1,009,057

Current	(48,097)	(24,350)

Non-current	2,014,018	984,707

(i)

On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with a nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 710.4 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

(ii)

On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 300 million (equivalent to R$ 523.2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.75%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered clearly and closely related to the Senior Notes.

(iii)

On June 3, 2011, TAM Capital 3 Inc. concluded the offering of 5,000 senior notes, with nominal value of US$ 100 thousand each, in the total amount of US$ 500 million (equivalent to R$ 787.2 million using the exchange rate as of the date of the transaction), incurring debt issuance costs of R$ 10.0 million, carrying interest at 8.375% p.a. (resulting in an effective interest rate of 8.570% p.a.) payable semi-annually from December 2011 with the principal payable in full on June 2021. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM , the senior notes at any time prior to June 3, 2016. In the event of early prepayment, a redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such the redemption option is considered  clearly and closely related to the Senior Notes.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

16.3.      Borrowings

(a)       Balance composition

	Guarantees	Interest rate (effective rates for 2011 and 2010)	Payment term and the year of last payment	September 30, 2011	December 31, 2010
Local currency
FINEM – Sub credit A (i)	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p,a. and 10.8%p.a.)	Monthly until November, 2011	2,490	13,704
FINEM –Sub credit B (ii)	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a. 10.5% p.a.)	Monthly until 2012	704	2,026
Others			Monthly until 2013	2,333	3,640

Foreign currency				5,527	19,370
FINIMP (iii)	Promissory notes from a minimum of US$ 1,111 thousand to a maximum at US$ 18,707 thousand	LIBOR +2.15% p.a. to 5.7% p.a. (4.3% p.a. and 5.3% p.a.)	Annually until June, 2012	700,979	506,913
International Finance Corporation – IFC (Working capital) (iv)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a. (3.4% p.a. and 6.6%p.a.)	Half-yearly until 2012	5,335	7,272
Leasing renegotiation (v)	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,445	8,921
Financing – Pre-delivery payment (vi)	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p,a and 2.6% p.a)	Second semester 2011	188,256	68,649
Other (vii)				2,640	3,915
				906,655	595,670

				912,182	615,040

			Current	(852,327)	(600,382)

			Non-current	59,855	14,658

FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

TAM S.A.

Notes to the interim financial information (Unaudited)

(In thousands of Reais, unless otherwise indicated)

Non-current maturities are as follows:

Year	September 30, 2011	December 31, 2011

2012	50,669	6,027
2013	1,280	1,068
2014	866	696
2015	822	739
After 2015	6,218	6,128

	59,855	14,658

(b)         Description of the loans and financings:

(i)	Loan obtained in order to finance the investment plan of 2004 and 2005 focused on expanding the São Carlos technology center, the acquisition of equipment and materials made in Brazil, the development of software technical and managerial training and environmental projects.

(ii)	TAM signed financing agreements for the acquisition of machines and equipment. The transaction was entered into in 2006, with Itaú Unibanco.

(iii)	TAM obtained loans of the FINIMP-type, to finance imports of aircraft parts. Among currently active transactions, loans from banks Safra, Banco do Brasil, Itaú BBA have maturities through June 2012.

(iv)	On December 16, 2005, TLA entered into a loan agreement with the International Finance Corporation (IFC) to finance up to US$ 33 million of PDP (pre-delivery payment) for Airbus aircraft.

(v)	Debt resulting from, renegotiation of a contact for airplanes and parts TAM and Fokker Aircraft BV entered into in June 25, 1982.

(vi)

TLA and TAM Financial 3, entered in 2011, into a loan agreement of loan with Natixis and Crédit Agricole to finance up to US$ 100.0 million of PDP (pre-delivery payment) with respect to Airbus aircraft.

(vii)	Contract for acquisition of IT equipment software and related services.

16.4        Debentures

		Parent company		Consolidated
	September 30, 2011	December 31, 2010	September 30, 2011	December 31, 2010

TAM S.A. (i)	169,820	347,800	169,820	347,800
TAM Linhas Aéreas S.A. (ii)			612,092	629,121

	169,820	347,800	781,912	976,921

Current	(169,820)	(347,800)	(285,864)	(379,942)

Non-current			496,048	596,979

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

Non-current maturities are as follows:

Year	September 30, 2011	December 31, 2010

2012		98,092
2013	98,978	98,887
2014	99,182	100,000
2015	99,182	100,000
After 2015	198,706	200,000

	496,048	596,979

(i)	TAM S.A.

On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with a nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first installment was paid on August 1, 2010.

Interest is payable on a semiannual basis, at a rate equivalent to 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At September 30, 2011 the effective interest rate was 12.00% (12.31.2010 – 10.19%).

The debenture indenture provides for the compliance with certain covenants based on financial ratios calculated based on Brazilian accounting practices in effect up to 2007. With the application of the new accounting practices defined by IFRS, especially the one that requires the recognition in the Company's financial statements of finance lease agreements, the coverage ratio of the company's debt has increased. It should be noted that at December 31, 2010 this ratio has exceeded the limit agreed. As a result the debentures were subject to be declared matured early although this was not automatic and it required to be approved at a General Meeting of debenture holders.

At the debenture holders’ meeting on February 7, 2011, the issuer’s proposal for authorizing the trustee not to decree the accelerated maturity was approved, solely as of the measurement date of December 31, 2010. In connection with this waiver, the issuer agreed to pay a waiver award to debenture holders, equivalent to 1.70% of the unit price at the payment date, which was paid on March 1, 2011. As a result at December 31, 2010 the Company reclassified the long-term portion with maturity scheduled for 2012 to current, in the amount of R$ 166,376. Additionally, the Company evaluated its other financing agreements, including leases, and concluded that there are no other balances that should be reclassified to current liabilities. At June 30, 2011, the Company is not in breach of any covenant with respect to the debentures and the installment due on August 1, 2012 is classified under non current liabilities. The next measurement date of the financial indices will be at December 31, 2011.

(ii)	TAM Linhas Aéreas S.A.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series, with a nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue costs of R$ 7,631. On July 22, 2010 the Extraordinary Shareholders Meeting approved the change in the maturity dates. The final maturity was changed from July 24, 2013 to July 24, 2017, the principal repayments were changed from quarterly payments to semi-annual payments with the date for the first repayment of principal originally due on July 24, 2010 to January 24, 2012. The cost of this renegotiation was R$ 3,000.

Payment of interest has been modified from monthly payments to semiannual payments, at a rate equivalent to 124% of the CDI (interest rate at the date of issuance of 13.25%), calculated and published by CETIP (the custodian and liquidation agent). The effective interest rate was 14.24% p.a at September 30, 2011 (12.31.2010 – 12.09%).

The Company may exercise early redemption at any time, at its discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled. Management has concluded that the amount payable upon early redemption is approximately equal to the amortized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

17.   Deferred income - consolidated

	September 30, 2011	December 31, 2010

Advance ticket sales	784,822	942,167
TAM loyalty program	832,744	825,265
Sale and leaseback – deferred gains (i)	77,543	100,169

	1,695,109	1,867,601

Current	(1,650,617)	(1,801,181)

Non-current	44,492	66,420

(i)            The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the statements of operations on a straight-line basis through to 2013. On March 4, 2011, the Company entered into a sale and leaseback related to one engine. The gain from this transaction was R$ 4,832 and is being amortized on a straight-line basis through to 2015.

18.   Refinanced taxes payable under Fiscal Reovery Program (REFIS)

In November 2009, TLA and Pantanal applied to the Fiscal Recovery Programa (REFIS), established by Law n° 11,941/09 and Provisional Measure, n° 449/2009. REFIS has the purpose of allowing to settle tax debt through a special mechanism for paying and refinancing tax and social security liabilities.  The general conditions of the effects to applying to REFIS are summarized below:

•         Payment will be made in 180 monthly installments depending on the nature of the debt;

•         Reduction of penalties and interest;

•         Obligation to make the monthly payments and not become overdue more than three months; and

•         Withdraw all lawsuits the participant has initiated with respect to the taxes included in REFIS. If thouse commitments are not honored the Company will be excluded from the REFIS and a new tax debt will be determined based on the amounts originally due.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

During the six months ended June 30, 2011 the tax authorities concluded the final processing of the REFIS application and the total amounts of the debt  under REFIS consists of the following:

	Original amount	Penalties	Interest	Fees	Total

Cofins (i)	193,771	7,345	133,900		335,016
Pis (i)	37,301	2,724	40,561		80,586
Refinanced taxes payable under Fiscal Recovery Program from Pantanal (ii)	20,215	1,911	24,880	3,096	50,102
Other	15,475	799	6,112		22,386

	266,762	12,779	205,453	3,096	488,090

(i) Refers to the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of COFINS tax, established by Law n° 9,718/98.  In accordance with the requirements of the REFIS the Company has already filed a dismissal of the lawsuits it had begun challenging the unconstitutionality of such increases.

(ii) Refers to the remaining balance of previous tax refinancing program of Pantanal with respect to years 2000 to 2006

As a result of the final processing of the debt by the tax authorities on June 30, 2011, the total amount of the debt corresponds to a single tax debt irrespective of the tax or contribution that had originally generated the tax liability. The status of the total amount due is as follows:

September 30, 2011

Consolidated debt	439,827
Consolidated debt adjusment	11,710
Index	39,326
Payments made	(17,323)

Balance at September 30,2011	473,540

Currrent (*)	(47,940)

Non-current	425,600

(*) The amount is recorded under “Taxes, charges and contributuion” in current liabilities.

The total consolidated debt under REFIS classified as non-current has the following maturities:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

Year	R$
2012	11,650
2013	35,837
2014	34,903
2015	34,903
2016	34,903
2017	34,903
2018	34,903
2019	34,903
2020	34,903
2021	34,903
2022	34,903
2023	34,903
2024	29,083

Total	425,600

19.   Other liabilities - consolidated

	September 30, 2011	December 31, 2010

Reorganization of Fokker 100 Fleet (i)	58	13,860
Maintenance provision – “Power by the hour”	486,332	252,534
Other liabilities	83,707	106,736

	570,097	373,130

Current	(162,740)	(135,658)

Non-current	407,357	237,472

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003 TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 for an original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments for an original amount of R$ 49,599.

20.   Provisions - consolidated

(a)      Changes in the reserve for contingencies

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at September 30, 2011 the amount of provisions and the corresponding judicial deposits recognized were as follows:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010	Additional Provisions (Deposits)	Payments	Financial charges	September 30, 2011

Airline staff fund (i)	174,226	26,057		11,798	212,081
Labor contingencies	20,930	3,064	(279)		23,715
Civil litigation	86,271	6,303			92,574
Other tax contingencies	48,131	14,926		1,013	64,070
Total	329,558	50,350	(279)	12,811	392,440

(-)Judicial deposits	(125,287)	(20,643)	21		(145,909)

Total	204,271	29,707	(258)	12,811	246,531

(i)                  Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(b)     Possible contingencies

The Company and its subsidiaries are also parties to tax, labor and civil lawsuits, involving risks of loss that management, based on the assessment made by its legal counsel, classified as possible and, therefore, no provision a was required. The estimated amounts are as follows:

	September 30,2011	December 31,2010
Tax contingencies
ICMS (State Value Added Tax)	413,276	383,374
IRPJ and CSLL (Income taxes)	151,802	136,216
Special customs regime for temporary	102,644	102,594
Others (i)	1,061,062	134,026
	1,728,784	756,210
Civil litigation	53,824	30,911
Labor contingencies	377,949	316,485

	2,160,557	1,103,606

(i) The increase relates to the following tax assessments:

(a)           Administrative process (n. 10314.720023/2011-15) resulting from a tax asessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado - IPI) on import of aircrafts from April 2006 through February 2009. The tax authorities claim that IPI exemption depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

(b)           Administrative processes (AI 10314.720018/2011-75) resulting from a tax asessment through which the tax inspector requires payment of Tax on Industrialized Products (Imposto sobre Produto Industrializado - IPI), payment of IPI on imports and COFINS on imports on the import of spare parts for aircrafts to be used for repais, checks and maintenance of aircrafts from June 2006 through July 2010. The tax authorities claim that IPI exemption and taxation at zero rate for IPI and COFINS on imports depends on certain requirements being met including proving that the entity is in full compliance with its tax obligations a requirement allegedly not met by TAM considering that for certain periods the following certicates allegedly were not presented: Compliance Certificate of FGTS, Joint Certificate of Tax Debts and of Federal Outstanding Debits (either a certificate indicating non-existence of debt - negative - or a certificate indicating debts but with same effects of a negative certificate) in certain periods.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

Those assesments amounted to R$ 819,270 of which R$ 770,652 corresponds to IPI on aircrafts. TAM has presented defense to the processes and tax advisors estimate that the probability of sucess is possible in both cases.

21.   Deferred income tax and social contribution

Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against taxes payable and provided that they refer to the same tax authority.

The movement in deferred income tax and social contribution assets and liabilities during the period ended September 30, 2011, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	Parent company
Deferred income tax and social contribution	December 31, 2010	Charged/(credited) to the statements of operations	June 30, 2011	Charged/(credited) to the statements of operations	September 30, 2011

Income tax loss carry forwards	8,812	10,174	18,986	8,181	27,167
Social contribution carry forwards	4,401	3,662	8,063	2,946	11,009

Temporary differences:
Provision for derivatives				(10,265)	(10,265)
Provision for contingencies	1,642	78	1,720	49	1,769
Others	676	(174)	502	283	785

Total deferred income tax and social contribution asset	15,531	13,740	29,271	1,194	30,465

	December 31, 2010	September 30, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	13,213	7,134
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	2,318	23,331

	15,531	30,465

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	Consolidated
Deferred income tax and social contribution asset	December 31, 2010	Charged/(credited) to the statements of operations	June 30, 2011	Charged/(credited) to the statements of operations	September 30, 2011

Income tax loss carry forwards	62,288	10,539	72,827	(9,515)	63,312
Social contribution carry forwards	22,548	6,046	28,594	(4,641)	23,953
Temporary differences:
Provision for derivatives loss / gains	6,096	(12,805)	(6,709)	51,555	44,846
Provision for Contingencies	94,008	16,835	110,843	3,962	114,805
Allowance for losses on inventories and receivables accounts	39,165	(300)	38,865	434	39,299
Deferred income from sale leaseback transaction	28,312	(3,894)	24,418	(2,809)	21,609
TAM loyalty program	66,008	(50,119)	15,889	(7,080)	8,809
Finance leases	(432,885)	(60,378)	(493,263)	259,731	(233,532)
Other	48,796	(21,190)	27,606	6,685	34,291

Sub-total	(65,664)	(115,266)	(180,930)	298,322	117,392

Property, plant and equipment	(45,514)	456	(45,058)	198	(44,860)

Sub-total	(111,178)	(114,810)	(225,988)	298,520	72,532
Deferred income tax and social contribution liability – intangible assets on acquisition of Pantanal		(38,262)	(38,262)		(38,262)

Total deferred income tax and social contribution	(111,178)	(153,072)	(264,250)	298,520	34,270

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	December 31, 2010	September 30, 2011

Deferred income tax and social contribution expected to be recovered within 12 months - Netted	(65,714)	69,718
Deferred income tax and social contribution expected to be recovered within more than 12 months – Netted	(45,464)	(35,448)

	(111,178)	34,270

Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable. Tax loss carryforwards in Brazil do not expire.

At September 30, 2011, there were unrecognized deferred tax assets relating to the tax losses of foreign subsidiaries in the amount of R$ 144,207  (12.31.2010 – R$ 66,183).

(a)     Income tax and social contribution expense

			Parent company
	Quarter ended		Nine months ended
	September 30,2011	September 30, 2010	September 30,2011	September 30,2010

Current tax
Deferred tax	1,194	(320)	14,934	11,764

	1,194	(320)	14,934	11,764

			Consolidated
		Quarter ended	Nine months ended
	September 30,2011	September 30, 2010	September 30,2011	September 30, 2010
		(Adjusted (*))		(Adjusted (*))

Current tax	(76,214)	(45,807)	(157,400)	(58,891)
Deferred tax	298,520	(346,857)	183,710	(265,604)

	222,306	(392,664)	26,310	(324,495)

The tax on TAM's profit before taxes differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its brazilian subsidiaries as follows:

(*) See note 3.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

			Parent company
	September 30, 2011	September 30,2010	September 30,2011	September 30, 2010

Profit / (loss) before income tax and social contribution	(620,932)	733,811	(445,500)	475,580
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	211,117	(249,496)	151,470	(161,697)

Tax effects of permanent (additions) deductions:
Equity in the results of investees	(209,493)	252,258	(136,534)	166,678
Non deductible expenses		7	(2)	(30)
Tax credit on interest paid on own capital		(3,772)		4,729
Other	(430)	683		2,084

Income tax and social contribution tax charge (credit)	1,194	(320)	14,934	11,764

Effective rate %	0.2	0.0	3.0	2.5

			Consolidated
	September 30, 2011	September 30,2010	September 30, 2011	September 30, 2010
		(Adjusted(*))		(Adjusted(*))
Profit / (loss) before income tax and social contribution	(828,462)	1,138,125	(402,607)	831,720
Tax calculated at Brazilian tax rates applicable to profits	34%	34%	34%	34%

Taxes calculated at statutory rates	281,677	(386,963)	136,886	(282,785)

Tax effects of permanent (additions) deductions:
Equity in the results of investees
Non deductible expenses	(15,526)	(6,731)	(30,833)	(22,020)
Tax credit on interest paid on own capital		1,383		9,882
Unrecognized deferred tax assets on tax losses	(4,373)	(1,272)	(22,164)	(2,755)
Unrecognized tax deferred tax assets on profits earned abroad	(43,343)	(294)	(52,867)	(20,575)
Share-based compensation	10,914	(139)	7,446	(3,939)
Other	(7,043)	1,352	(12,158)	(2,303)

Income tax and social contribution tax charge (credit)	222,306	392,664	26,310	(324,495)

Effective rate %	26.8	34.5	6.5	39.0

The years from 2005 to 2010 are open to review by Brazilian tax authorities.

(*) See note 3.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(a)                       Transitional Tax Regime - RTT

The Transitional Tax Regime has been established by Law 11638/07 in order to maintain the same tax rules for determining taxable income irrespective of any changes introduced to accounting practices adopted in Brazil.

22.   Share Capital

(a)     Authorized capital

At September 30, 2011 the authorized capital was R1,200,000 (12.31.2010 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

On October 7, 2011, the Company, in compliance to the Instructions of the Brazilian Securities and Exchanges Commission (“CVM”) numbers 358/02 and 10/80, the Company announced that the Board of Director, in meeting held on September 30, 2011, authorized the share buyback program of  preferred shares of the Company, under the following conditions:

•         Purpose: acquisition of preferred shares issued by the Company to be maintained in treasury and subsequently cancelled or sold without reduction in capital stock.

•         Number of shares to be acquired: the acquition should not exceed 54,137 preferred shares.

•         Period for the program: the maximum term of the program is  365 days as from the date of approvel. The acquisition of the shares shall be made in the floor of the stock exchange of São Paulo, at market price.

•         Number of preferred shares held by the market: 83,309,958 outstanding stocks in the market, as provided by SEC Instruction CVM 10/80.

(b)     Subscribed share capital

At September 30, 2011 the subscribed share capital is comprised of 156,206,781 shares (12.31.2010 – 156,206,781) fully paid nominative shares without nominal value, of which 55,816,683 (12.31.2010 – 55,816,683) are common shares and 100,390,098 (12.31.2010 – 103,390,098) are preferred shares.

Common shares confer to their holder the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85%.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	Number of shares	Common shares	Preferred shares	Capital

At December 31, 2009	150,585,147	50,195,049	100,390,098	675,497

At September 30, 2010	150,585,147	50,195,049	100,390,098	675,497

At December 31, 2010	156,206,781	55,816,683	100,390,098	819,892

At September 30, 2011	156,206,781	55,816,683	100,390,098	819,892

(c)      Treasury shares

The movement of treasury shares during the nine months ended September 30, 2011 is presented below.

	Quantity of shares	Thousand of R$	Average price per share - Reais

At December 31, 2010	212,580	(6,008)	28.26

Resale of treasury shares	(170,567)	4,821	28.26

At September 30, 2011	42,013	(1,187)	28.26

During the nine months ended September 31, 2011, 170.567 shares held in treasury were sold to  beneficiaries of the stock option plan. The shares sold relate to the executive compensation plan approved at the Extraordinary General Meeting (AGE) of May 16, 2005.

The market value of shares based on the closing quote in the São Paulo stock exchange at September 30, 2011, is R$ 29.00  (12.31.2010 – R$ 39.14). The book value of each share is R$ 16,97 (31.12.2010 – R$ 16.82).

(d)     Reduction of capital of Multiplus (subsidiary)

On March 18, 2011, Multiplus approved a capital reduction from R$ 692,385 to R$ 92,370, resulting in a reduction of R$ 600,014, equivalent to R$ 3.72 per share without the cancellation of any shares and without any change in the percentage of interest held by the shareholders of Multiplus. The distribution  process to was finalized on June 22, 2011 when cash was distributed to shareholder. Out of the total cash distribution TAM received R$ 439,030 and the non-controlling shareholder received R$ 160,984.

(e)     Payment of dividends

On April 2011, the Company paid dividends corresponding to the balance of retained earnings at the end of 2010 totalling the amount of R$ 181,460.

23.   Revenue

TAM had no major customers which represented more than 10% of revenue in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(a)                    By type of service rendered

	Quarter ended					Nine months ended
	September 30, 2011%		September 30, 2010%		Period – Variation (%)	September 30, 2011%		September 30, 2010%		Period – Variation (%)

Domestic
Passenger	1,560,740	45.1	1,465,670	48.6	6.5	4,543,946	46.3	4,290,313	50.8	5.9
Cargo	140,510	4.1	128,349	4.3	9.5	398,508	4.1	371,031	4.4	7.4

	1,701,250	49.2	1,594,019	52.9	6.7	4,942,454	50.4	4,661,344	55.2	6.0

International
Passenger	1,025,202	29.6	903,376	30.0	13.5	2,752,237	28.1	2,451,302	29.0	12.3
Cargo	153,932	4.4	147,822	4.9	4.1	447,929	4.6	445,851	5.3	0.5

	1,179,134	34.0	1,051,198	34.9	12.2	3,200,166	32.7	2,897,153	34.3	10.5

Other
Loyalty Program (TAM)	19,755	0.6	106,398	3.5	(81.4)	200,072	2.0	349,151	4.1	(42.7)
Loyalty Program (Multiplus)	295,947	8.6	127,591	4.2	131.9	788,866	8.0	262,668	3.1	200.3
Travel and tourism agencies	19,835	0.6	14,329	0.5	38.4	55,379	0.6	41,737	0.5	32.7
Others (includes expired tickets)	243,770	7.0	120,977	4.0	101.5	618,696	6.3	237,048	2.8	159.4

	579,307	16.8	369,295	12.2	56.9	1,663,013	16.9	890,604	10.5	86.4

Total gross	3,459,691	100	3,014,512	100	14.8	9,805,633	100	8,449,101	100	16.0

Sales taxes and other deductions	(140,240)		(75,712)			(390,442)		(295,009)

Revenue	3,319,451		2,938,800			9,415,191		8,154,092

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(b)                By geographic location of the Company’s destinations

	Quarter ended					Nine months ended
	September 30, 2011%		September 30, 2010%		–Variation (%)	September 30, 2011%		September 30, 2010%		Variation (%)

Brasil	2,280,557	65.9	2,526,161	83.8	(9.7)	6,605,467	67.4	7,181,736	85.0	(8.0)
Europe	577,032	16.7	253,219	8.4	127.9	1,534,043	15.6	582,988	6.9	163.1
North America	408,429	11.8	156,755	5.2	160.6	1,089,417	11.1	447,802	5.3	143.3
South America (excluding Brazil)	193,673	5.6	78,377	2.6	147.1	576,706	5.9	236,575	2.8	143.8

Total gross	3,459,691	100	3,014,512	100	14.7	9,805,633	100	8,449,101	100	16.0

Sales taxes and other deductions	(140,240)		(75,712)			(390,442)		(295,009)

Revenue	3,319,451		2,938,800			9,415,191		8,154,092

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(c)           Seasonality

The following table presents our revenue in the first and second quarter of 2011 and 2010 as a percentage of annual revenue for the year ended December 31, 2010.

	% of 2010 net revenue
	2011	2010

First quarter	26.7	22.9
Second quarter	26.8	23.0
Third quarter	29.2	25.8

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

24.   Costs and operating expenses by nature - consolidated

(a)     Quarter ended September 30:

			2011
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	558,953	47,845	59,256	666,054	24.1
Director’s fees			510	510	0.0
Fuel	814,334			814,334	29.4
Depreciation and amortization	146,398	2,138	37,234	185,770	6.7
Maintenance and repairs (excluding personnel)	146,797			146,797	5.3
Aircraft insurance	11,898			11,898	0.4
Take-off, landing and navigation aid charges	183,428			183,428	6.6
Leasing of aircraft, engines and equipment under operating leases	106,173	2,599	4,485	113,257	4.1
Third party services	53,547	72,664	83,108	209,319	7.6
Marketing and related expenses		223,573		223,573	8.2
Other	76,999	72,806	61,371	211,176	7.6

	2,098,527	421,625	245,964	2,766,116	100

			2010
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	462,837	67,096	45,272	575,205	25.5
Director’s fees			1,910	1,910	0.1
Fuel	875,116			875,116	38.8
Depreciation and amortization	148,225	399	28,237	176,861	7.8
Maintenance and repairs (excluding personnel)	132,822			132,822	5.9
Aircraft insurance	13,084			13,084	0.6
Take-off, landing and navigation aid charges	150,365			150,365	6.7
Leasing of aircraft, engines and equipment under operating leases	110,968	2,210	4,539	117,717	5.2
Third party services	43,116	63,774	86,676	193,566	8.6
Marketing and related expenses		231,573		231,573	10.3
Reversal of additional tariff			(364,854)	(364,854)	(16.2)
Other	112,183	27,797	14,864	154,844	6.9

	2,048,716	392,849	(183,356)	2,258,209	100

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(b)     Nine months ended September 30:

			2011
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	1,660,292	168,840	180,688	2,009,820	23.0
Director’s fees			1,277	1,277	0.0
Fuel	2,956,978			2,956,978	33.8
Depreciation and amortization	444,827	2,899	94,648	542,374	6.2
Maintenance and repairs (excluding personnel)	461,551			461,551	5.3
Aircraft insurance	36,501			36,501	0.5
Take-off, landing and navigation aid charges	502,705			502,705	5.8
Leasing of aircraft, engines and equipment under operating leases	301,386	7,351	15,352	324,089	3.7
Third party services	153,039	226,825	241,129	620,993	7.1
Marketing and related expenses		700,949		700,949	8,0
Other	290,553	145,436	142,835	578,824	6.6
	6,807,832	1,252,300	675,929	8,736,061	100

			2010
	Cost of services rendered	Sales	General and administrative	Total	%

Personnel	1,343,425	164,682	136,020	1,644,127	22.3
Director’s fees			5,944	5,944	0.1
Fuel	2,516,928			2,516,928	34.0
Depreciation and amortization	452,763	1,231	69,594	523,588	7.1
Maintenance and repairs (excluding personnel)	459,161			459,161	6.2
Aircraft insurance	39,420			39,420	0.5
Take-off, landing and navigation aid charges	436,879			436,879	5.9
Leasing of aircraft, engines and equipment under operating leases	339,868	6,715	11,709	358,292	4.8
Third party services	118,663	192,174	271,139	581,976	7.9
Marketing and related expenses		669,525		669,525	9.1
Reversal of additional tariff			(364,854)	(364,854)	(5.0)
Other	267,209	129,066	128,027	524,302	7.1
	5,974,316	1,163,393	257,579	7,395,288	100

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

25.   Employee benefits - consolidated

Personnel costs (presented under Personnel and Director fees in Note 24) are composed of the following amounts:

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010

Salaries and bonuses	523,180	459,223	1,573,800	1,301,256
Defined contribution pension plan	8,393	6,898	24,833	19,753
Share based payment	4,000	412	14,199	11,588
Taxes and social contributions	130,991	110,582	398,265	317,474

	666,564	577,115	2,011,097	1,650,071

25.1.         Share-based payment

(a) TAM Linhas Aéreas

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At January 1, 2010	1,667,440	36.55

Granted	1,051,467	23.99
Exercised	(165,868)	14.40
Forfeited	(343,924)	39.67

At September 30, 2010	2,209,115	114.61

At January 1, 2011	2,209,115	37.11

Exercised	(170,567)	20.16
Forfeited	(167,930)	34.29

At September 30, 2011	1,870,618	38.63

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time. The options have a contractual term of seven years.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights. The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	1st grant	2nd grant	3rd grant	4th grant	1st special grant	2nd special grant(ii)	3rd special grant	4th special grant	Total or weigthed average

Date	12/28/2005	11/30/2006	12/14/2007	05/28/2010	09/27/2007	02/29/2008	04/01/2010	11/03/2010
Number of options granted	715,255	239,750	780,311	591,465	230,000	11,595	230,000	230,000
Exercise price at grant date	14.40	43.48	39.67	25.11	38.36	30.24	24.59	20.53
Risk free interest rate - %	17.93%	13.13%	10.95%	9.38%	10.82%	10.82%	8.34%	10.69%
Average term	5.5	5.5	5.5	5.5	4.5	4.5	4.5	4.5
Expected dividend yield - %	0.00%	0.32%	0.58%	0.55%	0.58%	0.56%	0.55%	0.55%
Share price volatility - %	34.24%	41.29%	42.30%	51.47%	40.48%	43.66%	51.32%	52.14%
Market share price - R$	45.00	61.00	44.03	24.30	50.10	35.48	30.31	41.92
Fair value at grant date – R$	39.64	41.11	25.09	13.57	28.28	19.33	17.95	29.91

Number of options outstanding (i)	96,151	142,743	455,751	485,973	230,000		230.000	230,000	1,870,618
Number of options exercisable (i)	96,151	96,728	118,296		230,000				541,175
Exercise price (adjusted by IGP-M) (i)	20.16	59.25	50.51	28.11	50.34		21.79	22.71
Remaining average term (i)	-	0.60	1.70	4.14	-		2.98	3.64

(i) At September 30, 2011.

(ii) Special grant forfeited.

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(b)       Multiplus

The Extraordinary Stockholders’ Meeting held on October 4, 2010 authorized that the Board of Directors may grant stock options to employees up to 3% of outstanding shares.

These transactions can be summarized as follows:

	Number of stock options outstanding	Weighted average exercise price - R$

At December 31, 2009

Options granted	1,660,759	18.07

At December 31, 2010	1,660,759	18.07

Forfeited	(6,196)	29.80

At September 30, 2011	1,654,563	14.87

Under the plan, options assigned for regular grants are divided into three equal parts and employees can exercise one third of their options of two, three and four years, respectively if they are still employed by the Company at that time. The contractual life of the options is seven years afer the grant of option. The 1st extraordinary grant was divided into two equal parts that can be exercised as follows: half of the options after three years, and another half after four years. The 2nd extraordinary grant was also divided into two equal parts that can be exercised after one year and two years, respectively.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

During the six months ended June 30, 2011, the Company fixed the exercise price of R$ 20.00 (twenty reais) per share, for the extraordinary grant related to the hiring of the current Chief Executive Officer of Multiplus and the reduction in the exercise price by R$ 3.72 (three reais and seventy-two cents per share, due to the reduction of the Company’s capital. The modification of the options granted as result of the reduction in the exercise price resulted in additional compensation (R$ 3,114). Considering that no options were vested as of June 30, 2011 the additional compensation will be recognized prospectively through the vestion period of the options.

The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date:

(b.1)       Assumptions Assumptions used to estimate the fair value of the options at the original grant date:

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date	10/04/2010	11/08/2010	10/04/2010	10/04/2010
Number of options granted	98,391	36,799	1,370,999	154,570	1,660,759
Exercise price at grant date	27.33	31.55	16.00	27.33
Risk free interest rate - %	10.16	10.16	10.16	10.16
Average term	5.0	5.0	5.25	4.25
Expected dividend yield - %	0.67	0.57	0.67	0.67
Share price volatility - %	30.25	31.21	30.25	30.25
Market share price - R$	26.90	31.55	26.90	26.90
Fair value at grant date – R$	11.58	14.06	16.91	10.53

(b.2)       Considering the modification in the exercise price, the following assumptions were used to measure the additional compensation:

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

Date	06/30/2011	06/30/2011	06/30/2011	06/30/2011
Number of options granted	92,195	36,799	1,370,999	154,570	1,654,563
Exercise price at grant date	23.61	27.83	12.28	20.00
Risk free interest rate - %	12.15	12.15	12.15	12.15
Average term	4.63	4.67	4.88	3.50
Expected dividend yield - %	2.60	2.60	2.60	2.60
Share price volatility - %	33.79	33.79	33.79	33.79
Market share price - R$	27.20	27.20	27.20	27.20
Fair value immediately before modification– R$	10.84	9.55	15.56	9.46
Fair value immediately after modification– R$	12.17	10.71	17.35	12.66
Incremental fair value	1.33	1.16	1.79	3.20

(b.3)       Other information at September 30, 2011

	1st grant	2nd grant	1st extraordinary grantª	2nd extraordinary grantª	Total or weighted average

	09/30/2011	09/30/2011	09/30/2011	09/30/2011
Number of options outstanding (i)	92,195	36,799	1,370,999	154,570	1,654,563
Number of options exercisable (i)	23.61	27.83	12.28	20.00
Remaining average term (i)	4.50	4.54	4.75	3.25

(i) At September 30, 2011.

Share price volatility is determined based on historical share price volatility of Multiplus quoted shares.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

26.   Net finance result

			Parent company
		Quarter ended	Nine months ended
	September 30,2011	September 30,2010	September 30,2011	September 30, 2010
Finance income
Interest income from financial investments	11,351	8,010	18,595	24,619
Exchange gains			640
Other	849	465	2,464	2,348

	12,200	8,475	21,699	26,967
Finance expenses
Interest expense (i)	(7,681)	(10,914)	(33,149)	(33,588)
Other	(1.157)	(1,127)	(3,834)	(1,383)

	(8,838)	(12,041)	(36,983)	(34,971)

Finance result, net	3,362	(3,566)	(15,284)	(8,004)

			Consolidated
	September 30, 2011	September 30, 2010	September 30, 2010	September 30, 2010
Finance income
Interest income from financial investments	50,138	36,967	128,712	99,077
Exchange gains	495,836	432,838	1,426,332	1,230,686
Other	8,680	182,380	52,797	191,806

	554,654	652,185	1,607,841	1,521,569
Finance expenses
Exchange losses	(1,699,220)	(87,873)	(2,241,625)	(1,065,168)
Interest expense (i)	(117,123)	(108,738)	(347,635)	(134,711)
Other	(7,411)	(10,775)	(30,537)	(214,922)

	(1,823,754)	(207,386)	(2,619,797)	(1,414,801)

Derivatives designated as hedge for hedge accounting - Change in time value of the derivative and ineffective portion	(19,347)		(19,347)

	(1,843,101)	(207,386)	(2,639,144)	(1,414,801)

Finance result, net	(1,288,447)	444,799	(1,031,303)	106,768

(i) The average monthly rate for capitalized interest at September 30, 2011 was 0.37% (09.30.2010 – 0.04%).

The Exchange gain recognized at September 30, 2011 with respect to finance lease liabilities amounted (R$ 521,756) (30.09.2010 – net expense R$ 152.311), while interest expense on those finance lease liabilities amounted to R$ 74,824  (30.09.2010 –R$ 86.183).

27.   Earnings per share - consolidated

(a)       Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) issued and outstanding during the year excluding shares purchased by the Company and held as treasury shares.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Adjusted(*))		(Adjusted(*))
Profit / (loss) attributable to equity holders of the company	(619,738)	733,491	(430,566)	487,344

Weighted average number of shares issued (in thousands)	156,207	150,585	156,207	150,585
Weighted average Treasury shares (in thousands)	(106)	(263)	(109)	(263)

Weighted average number of shares outstanding (in thousands)	156,101	150,322	156,098	150,322

Basic earnings / (loss) per share (Reais per share)	(3.97)	4.88	(2.76)	3.24

(b)       Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: stock options.

	Quarter ended		Nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
		(Adjusted(*))		(Adjusted(*))
Profit / (loss) attributable to equity holders of the company	(619,738)	733,491	(430,566)	487,344

Weighted average number of shares outstanding (in thousands)	156,101	150,322	156,098	150,322
Adjustments for share options (in thousands)		291		291

Weighted average number of shares for diluted earnings per share calculation (in thousands)	156,101	150,613	156,098	150,613

Diluted earnings / (loss) per share (Reais per share)	(3.97)	4.87	(2.76)	3.24

(*) See note 3.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

28.   Cash generated from (used in) operations

	Parent company
	Nine months ended
	September 30, 2011	September 30, 2010

Profit / (loss) for the year	(430,566)	487,344
Adjustments for
Deferred income tax and social contribution (Note 20 (a))	(14,934)	(11,764)
Depreciation and amortization (Note 23)	1
Foreign exchange losses/(gains) and interest expense	26,607	32,920
Equity share of the results of investees	401,572	(491,197)
Provision for contingencies	68

Changes in working capital
Financial assets measurement at fair value through profit and loss	(179,343)	85,654
Taxes recoverable	(1,480)	(2,988)
Judicial deposits	(341)	(55)
Related parties	(8,957)	4,280
Other accounting receivables		(719)
Other receivables	(24)
Accounts payable	154
Salaries and social charges	1,306	104
Taxes, charges and contributions	491
Other current liabilities	653	2,077

Cash generated from (used in) operations	(204.793)	105,656

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	Nine months ended
	September 30, 2011	September 30, 2010
		(Adjusted(*))

Profit / (loss) for the year	(376,297)	507,225
Adjustments for
Deferred income tax and social contribution (Note 20 (a))	(183,710)	265,604
Depreciation and amortization (Note 23)	542,374	523,588
Loss on disposal of property, plant and equipment (see below)	32,274	42,811
Foreign exchange losses/(gains) and interest expense	1,187,476	112,227
Other provisions	147,263	159,071
Provision for contingencies	29,449	61,277
Reversal of Provision for contingencies		(585,914)
Stock options plan	14,199	11,588

Changes in working capital
Financial assets measurement at fair value through profit and loss	(91,585)	(262,206)
Inventories	(20,309)	22,257
Accounts receivable	(417,175)	(550,354)
Taxes recoverable	(529,309)	(35,621)
Prepaid expenses	38,281	1,424
Prepaid aircraft maintenance	(133,173)	10,707
Other receivables	(10,165)	59,458
Accounts payable	(35,591)	(50,486)
Salaries and social charges	(7,819)	122,428
Taxes, charges and contributions	183,337	148,947
Deferred income	(172,492)	165,990
Other current liabilities	196,967	49,525
Derivative financial instruments	71,242	(110,619)
Payment of REFIS	(17,323)

Cash generated from operations	447,914	668,927

In the cash flow statement, proceeds from sale of property, plant and equipment and intangible comprise:

	Nine months ended
	September 30, 2011	September 30, 2010

Net book amount – property, plant and equipment	34,978	66,133
Loss on disposal of property, plant and equipment	(32,274)	(42,811)

Proceeds from disposal of property, plant and equipment	2,704	23,322

29.   Commitments and contingencies

(a)       Operating lease commitments

TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statements. TLA has obligations arising from 71 aircraft under operating leases (12.31.2010 – 69 aircraft). These agreements have an average term of 97 months and are denominated in U.S. dollars with interest rates based on LIBOR. The lease expense, recognized in the consolidated statement of operations in "Cost of services rendered", for period ended September 30, 2011 was R$ 301,386 (September 30, 2010 – R$ 339.868), equivalent to approximately US$ 162,525 thousand (September 30, 2010 –US$ 200.607  thousand),_respectively.

(*) See note 3.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 3,299 at September 30, 2011 (12.31.2010 – R$ 21,033).

Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	September 30, 2011	December 31, 2010
In foreign currency – US$ (*)
Aircraft	2024	1,295,205	1,093,507
Engines	2021	27,311	27,190

Total		1,322,516	1,120,697

(*)Operating leases are denominated in U.S. dollars and the future aggregate payments are presented in R$ translated at the period-end exchange rate.

Operating lease obligations fall due as follows:

Year	September 30, 2011	December 31, 2010

No later than one year	389,924	348,454
Later than one year and no later than five years	722,749	702,206
Later than five years	209,843	70,037

	1,322,516	1,120,697

(b)           Commitments for future aircraft leases

(i)            Airbus

In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), with the option for an additional 20, to be delivered in 2012 and 2013.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, TLA confirmed the exercise of four options for Airbus A330, the four of which were already delivered in 2010 and 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 anticipated delivery before the end of 2014.

On June 8, 2010, TLA, announced the order of additional 20 brand-new Airbus A320 family aircraft and five A350-900, thus increasing the total number of orders for Airbus aircraft to 176 – including 134 aircraft of A320 family, 15 A330-200 and 27 A350 WXB. The objective of this order is to meet the plan of fleet already disclosed by the Company in the year 2009. In respect of the 20 orders from A320 family (A319, A320 and A321), ten shall be delivered in 2014 and the remaining ten in 2015.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(ii)           Boeing

In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

        (iii)          Fleet renewal and expansion

         On February 28, 2011, the Company announced the order of 32 aircraft from the Airbus A320 family and two Boeing 777-300ER aircraft to prepare the Company to meet the expected growing demand for air travel. The combined value of these new orders, based on list prices, is approximately US$ 3.2 billion. Of the 32 aircraft ordered from Airbus , 22  are new model A320neo and ten are from the A320 Family. The aircraft are scheduled to be delivered between 2016 and 2018.

The two Boeing 777-300ERs are expected to be delivered in 2014. This order of two more aircraft brings the total number of aircraft ordered from the U.S. manufacturer to eight, including four aircraft to be delivered in 2012 and the two in 2013. Once all the aircraft are delivered, we will have 12 Boeing aircraft in our fleet.

(c)           Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of September 30, 2011, 193 (12.31.2010 – 192) compensation payments have been paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

(d)           Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 19.

(e)           Contingent assets

(i)            ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At September 30, 2011, the provision maintained by the Company totaled R$ 3,467 (12.31.2010 – R$ 4,355), recorded in “Taxes, charges and contributions”.

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(ii)           Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable.

We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii)          Additional airport tariffs (“ATAERO”)

In 2001 TLA filed a legal action requesting preliminary measures challenging the legality of the additional rate of 50% on airpor tariffs established by Law 7,920/89. The Company has been paying those amount monthly at September 30,2011 totalling R$ 1,044,173 (December 31, 2010 – R$ 918,492) and no asset has been recognized with respect to this matter.

30.              Segment reporting

The Company has two operating and reportable segments: Aviation operations and Loyalty Program operations (“Multiplus”). Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”).

	September 30, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
Total assets	18,222,616	1,140,985	19,363,601	(3,813,183)	15,550,418

	December 31, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations	Consolidated
Total assets	17,821,680	1,437,896	19,259,576	(4,824,972)	14,459,063

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(a)     Quarter ended at September 30, 2011 and 2010

	September 30, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations (1)	Consolidated

Revenue	3,359,139	321,480	3,680,619	(361,168)	3,319,451
Cost and operating expenses	(3,498,817)	(244,623)	(3,743,440)	977,324	(2,766,116)

Operating profit / (loss) before movements in fair value of fuel derivatives	(139,678)	76,857	(62,821)	616,156	553,335

Movements in fair value of fuel derivatives	(93,350)		(93,350)		(93,350)

Operating profit / (loss)	(233,028)	76,857	(156,171)	616,156	459,985

Finance income	533,343	21,311	554,654		554,654
Finance expense	(1,823,729)	(25)	(1,823,754)		(1,823,754)
Hedge Expense		(19,347)	(19,347)		(19,347)

Profit / (loss) before income tax and social contribution	(1,523,414)	78,796	(1,444,618)	616,156	(828,462)

Income tax and social contribution	249,786	(27,480)	222,306		222,306

Profit / (loss) for the period	(1,273,628)	51,316	(1,222,312)	616,156	(606,156)

(1) Operating Expenses includes equity pick up of TLA in the amount of R$616,156 recognized in the Aviation segment

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	September 30, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations (2)	Consolidated
					(Adjusted (*))
Revenue	2,964,652	130,077	3,094,729	(155,929)	2,938,800
Cost and operating expenses	(1,589,568)	(82,633)	(1,672,201)	(586,008)	(2,258,209)

Operating profit / (loss) before movements in fair value of fuel derivatives	1,375,084	47,444	1,422,528	(741,937)	680,591

Movements in fair value of fuel derivatives	12,735	-	12,735	-	12,735

Operating profit / (loss)	1,387,819	47,444	1,435,263	(741,937)	693,326

Finance income	458,813	12,206	471,019	181,166	652,185
Finance expense	(26,176)	(44)	(26,220)	(181,166)	(207,386)

Profit / (loss) before income tax and social contribution	1,820,456	59,606	1,880,062	(741,937)	1,138,125

Income tax and social contribution	(377,559)	(15,105)	(392,664)	-	(392,664)

Profit / (loss) for the period	1,442,897	44,501	1,487,398	(741,937)	745,461

(*) See note 3.
(2) Operating Expense includes equity pick up of TLA in the amount of R$741,937 recognized in the Aviation segment

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

(b)     Nine months ended September 30, 2011 and 2010

	September 30, 2011
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations (3)	Consolidated

Revenue	9,513,196	848,523	10,361,719	(946,528)	9,415,191
Cost and operating expenses	(9,486,388)	(597,772)	(10,084,160)	1,348,099	(8,736,061)

Operating profit / (loss) before movements in fair value of fuel derivatives	26,808	250,751	277,559	401,571	679,130

Movements in fair value of fuel derivatives	(50,434)	-	(50,434)	-	(50,434)

Operating profit / (loss)	(23,626)	250,751	227,125	401,571	628,696

Finance income	1,526,776	81,065	1,607,841		1,607,841
Finance expense	(2,619,028)	(769)	(2,619,797)		(2,619,797)
Hedge Accounting expense		(19,347)	(19,347)		(19,347)

Profit / (loss) before income tax and social contribution	(1,115,878)	311,700	(804,178)	401,571	(402,607)

Income tax and social contribution	134,637	(108,327)	26,310		26,310

Profit / (loss) for the period	(981,241)	203,373	(777,868)	401,571	(376,297)

(3) Operating Expenses includes equity pick up of TLA in the amount of R$401,571 recognized in the Aviation segment

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

	September 30, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Segment information	Eliminations (4)	Consolidated
					(Adjusted (*))
Revenue	8,256,679	264,374	8,521,053	(366,961)	8,154,092
Cost and operating expenses	(7,097,096)	(174,813)	(7,271,909)	(123,379)	(7,395,288)

Operating profit / (loss) before movements in fair value of fuel derivatives	1,159,583	89,561	1,249,144	(490,340)	758,804

Movements in fair value of fuel derivatives	(33,852)	-	(33,852)	-	(33,852)

Operating profit / (loss)	1,125,731	89,561	1,215,292	(490,340)	724,952

Finance income	1,323,962	16,441	1,340,403	181,166	1,521,569
Finance expense	(1,233,535)	(100)	(1,233,635)	(181,166)	(1,414,801)

Profit / (loss) before income tax and social contribution	1,216,158	105,902	1,322,060	(490,340)	831,720

Income tax and social contribution	(293,703)	(30,792)	(324,495)	-	(324,495)

Profit / (loss) for the period	922,455	75,110	997,565	(490,340)	507,225

(*) See note 3.
(4) Operating Expense equity pick up of TLA in the amount of R$490,340 recognized in the Aviation segment

TAM S.A.

Notes of the ínterim financial statements

(In thousands of Reais, unless otherwise indicated)

31.          Events occurring after the reporting period

Material fact – joint venture between Multiplus and  Groupe Aeroplan

Material fact – joint venture between Multiplus and  Groupe Aeroplan

On November 7, 2011, Multiplus, a subsidiary controlled by TAM, into a binding partnership agreement (Joint Venture Agreement) with Groupe Aeroplan (“Aimia”) a Canadian public company and a global leader in loyalty marketing, to create a new loyalty marketing services company in Brazil, and each of Multiplus and Aimia will own 50% (fifty percent) of the shares/quotas of the New Company.

The joint venture will focus on the design, development, management and providing to third parties consulting services and data analytics for loyalty and incentive programs. The Joint Venture will not develop coalition programs similar to the one operated by Multiplus and therefore will not affect Multiplus’s main activity.

TAM S.A.

Comments on performance

Management Report

Gross Revenue

Increase of 14.8% in 3Q11 compared to 3Q10, reaching R$ 3,459.7million, due to:

Domestic Revenue

Revenues from our domestic passenger business increased by 6.5% to R$1,560.7 million in the third quarter 2011. This was due to a 4.2% increase in RPKs, combined with a 2.2% increase in yield. Our supply in ASKs rose 8.9%, reducing the load factor by 3.0 p.p., to 67.3%. The combination of these factors led our RASK to decrease 4.1%, however, in the adjusted comparison, excluding the effects of reversal of Additional Tarifs in 3Q10, the RASK reduction was 1.3%.

International Revenue

Revenues from our international passenger increased by 13.5% to R$1,025.2 million in the third quarter 2011. This was a result from a 10.0% growth in demand measured in RPKs, combined with an increase in our international yield in dollar of 10.2%. Expressed in Reais, our scheduled international yield increased by 3.1%. The increase in supply was 8.8%, which raised our load factor by 0.9 percentage points to 83.7% in the quarter. As a result our RASK in dollars raised 11.4%, while in reais the increase was of 4.3%.

Cargo Revenue

Revenues from our cargo business increased by 6.6% to R$294.4 million in the third quarter of 2011, as a result of a 9.5% increase in our domestic cargo business and a 4.1% increase in our international cargo business.

Other Revenues

Revenues from our other businesses increased by 56.9% to R$579.3 million in the third quarter 2011, primarily due to the creation of our subsidiary Multiplus, and due to the “others” line that includes expired tickets and rates.

Operational expenses

Our operating expenses increased by 22.5% to R$2,766 million in the third quarter of 2011, compared to R$ 2,258 million recorded in 3Q10, primarily due to the increase in personnel expenses, maintenance and reviews (excluding personnel), third party services, landing, take-off and navigation charges, depreciation and amortization and others expenses. Our operating expenses per ASK, or CASK, increased 13.0% to R$13.8 cents in 3Q11, compared to R$ 12.2 cents in 3Q10.CASK excluding fuel expenses increased 30.2% to R$9.7 cents in 3Q11, compared to R$ 9.5 cents in the 3Q10.

In the adjusted comparison (excluding the effect of the Additional Tariff, the tariffs payment related to previous years and the credit of PIS and COFINS - commented at the beginning of this section), there was an increase in operating expenses of 19.2% to R$ 3,127 in 3Q11, compared R$ 2,623 million in 3Q10. The adjusted CASK increased 10.0% to R$ 15.6 cents in 3Q11, compared to R$ 14.2 cents in 3Q10. CASK excluding fuel expenses increased 3.0%, reaching R$ 9.7 cents in 3T11, compared to R$ 9.5 cents in 3Q10.

Fuel

Fuel expenses decreased by 6.9%, reaching R$ 814.3 million in 3T11, due to the recognition of PIS and COFINS credit in the amount of R$ 382 million, according to note 9 to our financial statements, compared with R$ 875.1 million recorded in 3Q10, in this amount about R$ 22 million per quarter are recurrent. Fuel expenses per ASK decreased by 14.2%.

Without considering this credit, but considering the R$ 24 million that are recurrent, fuel expenses increased by 34% to R$1,172 million in the third quarter, 2011, primarily due to a 21% increase in the average fuel price per liter, related to an increase of 17.6% in the average price per barrel of WTI oil. Also, we had an increase of 9.3% in liters consumed, due to the 5.8% increase in flown hours. These factors were partially offset by an increase of 3.6% in the stage length (which is the average distance flown, per flight), by an 6.4% appreciation of the real against the U.S. dollar, besides an reduction of 1.5p.p in the load factor. Fuel expenses per ASK increased by 23.6%.

.

TAM S.A.

Comments on performance

Sales and marketing

Sales and marketing expenses decreased by 3.5% to R$223.6 million, representing 6.5% of our gross revenue in the third quarter of 2011, compared to 7.7% in the third quarter of 2010, primarily due to our new assisted sales method for international flights implemented in October 2010. Previously, travel agent compensation was included in the total price of flights, but under our new assisted sales method, service fees for assisted sales channels in Brazil are paid directly by passengers at the time of purchase. In addition, this quarter had lower spending on marketing campaigns. Sales and marketing expenses per ASK decreased by 11.0%.

Aircraft, engine and equipment leasing

Leasing of aircraft, engine and equipment expenses decreased by 3.8% to R$113.3 million in the third quarter 2011, mainly due to the appreciation of the real by 6.4%.  This decrease was partially offset by four additional aircraft (excluding ATRs) classified as operating leases. Leasing of aircraft, engine and equipment expenses per ASK decreased by 11.3%.

Personnel

Personnel expenses increased by 15.5% to R$666 million in the third quarter 2011, principally due to an 7.3% increase in the number of employees and an 8.75% increase in wages negotiated in the end of 2010.  Personnel expenses per ASK increased by 6.5%.

Maintenance and repair (except personnel)

Maintenance and repair expenses (excluding personnel expenses) increased by 10.5% to R$146.8 million in the third quarter 2011, principally due to an increase of 10 aircraft in our fleet, increase in the number of engine checks and a 5.8% increase in total flown hours. This increase was partially offset by the 6.4% appreciation of the real against the U.S. dollar and a 3.6% growth in stage length during the third quarter 2011. Maintenance and repair per ASK increased by 1.9%.

Third party services

Third-party services expenses increased by 8.1% to R$209.3 million in the third quarter 2011, mainly due to the increased costs directly related to the growth of our operation: i) an increase in GDS costs due to the increase of 3.3% in the volume of passengers transported and ii) increase in handling costs related to the increase of our operation, mainly in the international market. Third-party services expenses per ASK decreased by 0.3%.

Landing, take-off and navigation charges

Take-off, landing and navigation charges increased by 22% to R$183.4 million in the third quarter 2011, due to a 5.8% increase the number of take-offs and a 9.6% increase in kilometers flown, along with our expansion in the international market, where fees are higher. We also had the impact of the new domestic rates in force since March/2011 and non-recurring impact of R$ 37 million related to a payment regarding the difference of the maximum takeoff weight of our average fleet regarding past years. This increase was partially offset by 6.4% appreciation of the real against the U.S. dollar during the third quarter of 2011, besides the PIS and COFINS credit of R$ 40 million, of this amount, approximately R$ 2 million are recurrent. Take-off, landing and navigation charges per ASK increased by 12.5%.

Excluding non-recurring impacts (R$ 38 million credit of PIS and Cofins and R$37 million of take-off tariffs payment from previous years), we had an increase of 24.0% to R$ 186.4 million in 3T11, compared to R$ 150.4 million in 3Q10. Take-off, landing and navigation charges per ASK increased by 14.4%.

Depreciation and amortization

Depreciation and amortization expenses increased by 5% to R$185.8 million in the third quarter 2011, principally due to the addition of 6 new aircraft to our fleet classified as financial leases, partially offset by the change in our accounting policies as to the determination of the estimate useful life of our fixed assets (since the fourth quarter of 2010), Depreciation and amortization expenses per ASK decreased by 3.1%.

Aircraft insurance

Aircraft insurance expenses decreased by 9.1% to R$11.9 million in the third quarter 2011, principally due to an 6.4% appreciation of the real against the U.S. dollar and to the negotiation of more favorable contractual conditions, compared to 2010.  This reduction was partially offset by (i) the addition of 10 aircraft to our fleet, (ii) a 3.3% increase in the number of passengers transported, and (iii) a 5.8% increase in take-offs during the third quarter 2011.  Aircraft insurance expenses per ASK decreased by 16.1%.

TAM S.A.

Comments on performance

Additional Tariff

On September of 2010 the Superior Court of Justice confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% of the fare for all regular domestic tickets sold. In the light of such event, we reverted the accounting provision thereof on R$ 585.9 million, related to the period from June 2001 up to August 2010. This caused a positive impact on the net income; however, without cash gains.

Other

Other expenses increased by 36.4% to R$211.2 million in the third quarter 2011, substantially impacted by a provision for losses on receivables. Other expenses include general provisions, passenger-related expenses (including food and lodging expenses relating to cancelled flights), interrupted flight expenses, crew-related expenses and other expenses.  Other expenses per ASK increased by 25.8%.

Movements in fair value of fuel derivatives

Fuel derivatives gains (losses) resulted in a net loss of R$93.4 million for the third quarter 2011 against a gain of R$12.7 million in the third quarter 2010. The details are available below in the section: Financial result and fuel derivatives.

Net Financial Result

Financial expense of R$ 1.3 billion in 3Q11 against an income of R$ 444.8 million in 3Q10. The details are available below in the section: Financial result and fuel derivatives.

Net Loss

Net loss of R$ 606.2 million due to the above explained, which represented a negative margin of 18.7% in the 3Q11, versus a margin of 25.0% in the 3Q10.

EBIT

Our EBIT margin reached 16.7% to R$ 553 million in the 3Q11, representing an reduction of 18.7 percentage points compared to 3Q10, as a consequence of the increase of 13.0% on net revenue and 22.5% on operational expenses.

For the adjusted quarter, excluding all non-recurring effects, we have an EBIT margin of 5.8% to R$ 192.3 million in 3T11.

EBITDAR

The EBITDAR margin reached 25.7% to R$ 852.4 million in 3Q11, representing an 12.6% reduction compared to 3Q10, mainly due to all the factors described above about revenues and expenses.

For the adjusted quarter, our EBITDAR margin was 14.8%, reaching R$491.4 million in 3Q11.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.